UNITED STATES
ʾcurities and Exchange Commission
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

Federative Republic of Brazil
Exact name of registrant as specified in charter

0000205317
Registrant CIK Number

Exhibit C to Form 18-K for fiscal year ended December 31, 2008
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-129000
SEC file number, if available

S-________________________________
(Series identifier(s) and name(s), if applicable; add more lines as needed)

C-________________________________
(Class (contract) identifier(s) and name(s), if applicable; add more lines as needed)

Fiscal year ended December 31, 2008
Report period (if applicable)

____
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

______ Rule 201 (Temporary Hardship Exemption)

______ Rule 202 (Continuing Hardship Exemption)

__X__ Rule 311 (Permitted Paper Exhibit)

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil, on September 23, 2009.

Federative Republic of Brazil

By: /s/ Suely Dib de Sousa e Silva
Suely Dib de Sousa e Silva
Attorney of the National Treasury of Brazil

EXPLANATORY NOTE

The sole purpose of this submission on Form SE is to file with the Securities and Exchange Commission Exhibit C to the Federative Republic of Brazil's Annual Report on Form 18-K for the year ended December 31, 2008 pursuant to Rule 306(c) of Regulation S-T under the Securities Act of 1933, as amended.

EXHIBIT INDEX

Exhibit

C. Copy of the 2009 Annual Budget of the Federative Republic of Brazil

LEI Nº 11.897, DE 30 DE DEZEMBRO DE 2008.

Estima a receita e fixa a despesa da União para o exercício financeiro de 2009.

O PRESIDENTE DA REPÚBLICA Faço saber que o Congresso Nacional decreta e eu sanciono a seguinte Lei:

CAPÍTULO I

DAS DISPOSIÇÕES PRELIMINARES

Art. 1º Esta Lei estima a receita da União para o exercício financeiro de 2009 no montante de R$ 1.660.729.655.083,00 (um trilhão, seiscentos e sessenta bilhões, setecentos e vinte e nove milhões, seiscentos e cinqüenta e cinco mil e oitenta e três reais) e fixa a despesa em igual valor, compreendendo, nos termos do art. 165, § 5º, da Constituição, e dos arts. 6º, 7º e 55 da Lei nº 11.768, de 14 de agosto de 2008, Lei de Diretrizes Orçamentárias para 2009:

I - o Orçamento Fiscal referente aos Poderes da União, seus fundos, órgãos e entidades da Administração Pública Federal direta e indireta, inclusive fundações instituídas e mantidas pelo Poder Público;

II - o Orçamento da Seguridade Social, abrangendo todas as entidades e órgãos a ela vinculados, da Administração Pública Federal direta e indireta, bem como os fundos e fundações, instituídos e mantidos pelo Poder Público; e

III - o Orçamento de Investimento das empresas em que a União, direta ou indiretamente, detém a maioria do capital social com direito a voto.

CAPÍTULO II

DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL

Seção I

Da Estimativa da Receita

Art. 2º A receita total estimada nos Orçamentos Fiscal e da Seguridade Social é de R$ 1.581.447.761.494,00 (um trilhão, quinhentos e oitenta e um bilhões, quatrocentos e quarenta e sete milhões, setecentos e sessenta e um mil e quatrocentos e noventa e quatro reais), incluindo a proveniente da emissão de títulos destinada ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5º, § 2º, da Lei Complementar nº 101, de 4 de maio de 2000, Lei de Responsabilidade Fiscal, na forma detalhada nos Anexos a que se referem os incisos I e IX do art. 11 desta Lei e assim distribuída:

I - Orçamento Fiscal: R$ 669.734.231.960,00 (seiscentos e sessenta e nove bilhões, setecentos e trinta e quatro milhões, duzentos e trinta e um mil e novecentos e sessenta reais), excluída a receita de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 386.166.966.191,00 (trezentos e oitenta e seis bilhões, cento e sessenta e seis milhões, novecentos e sessenta e seis mil e cento e noventa e um reais); e

III - Refinanciamento da dívida pública federal: R$ 525.546.563.343,00 (quinhentos e vinte e cinco bilhões, quinhentos e quarenta e seis milhões, quinhentos e sessenta e três mil e trezentos e quarenta e três reais), constantes do Orçamento Fiscal.

Seção II

Da Fixação da Despesa

Art. 3º A despesa total fixada nos Orçamentos Fiscal e da Seguridade Social é de R$ 1.581.447.761.494,00 (um trilhão, quinhentos e oitenta e um bilhões, quatrocentos e quarenta e sete milhões, setecentos e sessenta e um mil e quatrocentos e noventa e quatro reais), incluindo a relativa ao refinanciamento da dívida pública federal, interna e externa, em observância ao disposto no art. 5º, § 2º, da Lei de Responsabilidade Fiscal, e no art. 74 da Lei de Diretrizes Orçamentárias para 2009, na forma detalhada entre os órgãos orçamentários no Anexo II e assim distribuída:

I - Orçamento Fiscal: R$ 631.552.031.550,00 (seiscentos e trinta e um bilhões, quinhentos e cinqüenta e dois milhões, trinta e um mil e quinhentos e cinqüenta reais), excluídas as despesas de que trata o inciso III deste artigo;

II - Orçamento da Seguridade Social: R$ 424.349.166.601,00 (quatrocentos e vinte e quatro bilhões, trezentos e quarenta e nove milhões, cento e sessenta e seis mil e seiscentos e um reais); e

III - Refinanciamento da dívida pública federal: R$ 525.546.563.343,00 (quinhentos e vinte e cinco bilhões, quinhentos e quarenta e seis milhões, quinhentos e sessenta e três mil e trezentos e quarenta e três reais), constantes do Orçamento Fiscal.

Parágrafo único. Do montante fixado no inciso II deste artigo, a parcela de R$ 38.182.200.410,00 (trinta e oito bilhões, cento e oitenta e dois milhões, duzentos mil e quatrocentos e dez reais) será custeada com recursos do Orçamento Fiscal.

Seção III

Da Autorização para a Abertura de Créditos Suplementares

Art. 4º Fica autorizada a abertura de créditos suplementares, restritos aos valores constantes desta Lei, desde que as alterações promovidas na programação orçamentária sejam compatíveis com a obtenção da meta de resultado primário estabelecida no Anexo de Metas Fiscais da Lei de Diretrizes Orçamentárias para 2009 e sejam observados o disposto no parágrafo único do art. 8º da Lei de Responsabilidade Fiscal, na Lei de Diretrizes Orçamentárias para 2009 os limites e condições estabelecidos neste artigo, para suplementação de dotações consignadas:

I - a cada subtítulo, até o limite de 10% (dez por cento) do respectivo valor, mediante a utilização de recursos provenientes de:

a) anulação parcial de dotações, limitada a 10% (dez por cento) do valor do subtítulo objeto da anulação, vedado o cancelamento de programações decorrentes da aprovação de emendas individuais apresentadas pelos parlamentares, a serem informadas ao Poder Executivo pelo Congresso Nacional;

b) reserva de contingência, inclusive à conta de recursos próprios e vinculados, observado o disposto no art. 5º, inciso III, da Lei de Responsabilidade Fiscal; e

c) excesso de arrecadação de receitas próprias, nos termos do art. 43, §§ 1°, inciso II, 3° e 4°, da Lei n° 4.320, de 17 de março de 1964;

II - aos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", mediante utilização de recursos provenientes da anulação de dotações consignadas a esses grupos, no âmbito do mesmo subtítulo, objeto da suplementação, limitada a 20% (vinte por cento) da soma das referidas dotações;

III - ao atendimento de despesas decorrentes de sentenças judiciais transitadas em julgado, inclusive daquelas consideradas de pequeno valor nos termos da legislação vigente e relativas a débitos periódicos vincendos, mediante a utilização de recursos provenientes de:

a) reserva de contingência, inclusive à conta de recursos próprios e vinculados, observado o disposto no art. 5º, inciso III, da Lei de Responsabilidade Fiscal;

b) anulação de dotações consignadas a grupos de natureza de despesa no âmbito do mesmo subtítulo;

c) anulação de dotações consignadas a essa finalidade, na mesma ou em outra unidade orçamentária;

d) até 10% (dez por cento) do excesso de arrecadação de receitas próprias e do Tesouro Nacional; e

e) superávit financeiro apurado no balanço patrimonial da União do exercício de 2008, nos termos do art. 43, §§ 1°, inciso I, e 2°, da Lei n° 4.320, de 1964;

IV - ao atendimento de despesas com juros e encargos da dívida, mediante a utilização de recursos provenientes da anulação de dotações consignadas a essa finalidade ou à amortização da dívida, na mesma ou em outra unidade orçamentária;

V - ao atendimento de despesas com amortização da dívida pública federal, mediante a utilização de recursos provenientes de:

a) anulação de dotações consignadas a essa finalidade ou ao pagamento de juros e encargos da dívida, na mesma ou em outra unidade orçamentária;

b) excesso de arrecadação decorrente dos pagamentos de participações e dividendos pelas entidades integrantes da Administração Pública Federal indireta, inclusive os relativos a lucros acumulados em exercícios anteriores;

c) superávit financeiro apurado no balanço patrimonial do exercício de 2008; e

d) resultado do Banco Central do Brasil, observado o disposto no art. 7º da Lei de Responsabilidade Fiscal;

VI - ao atendimento das despesas de pessoal e encargos sociais, inclusive as decorrentes da revisão geral anual de remuneração dos servidores públicos federais e dos militares das Forças Armadas prevista no art. 37, inciso X, da Constituição, e nos arts. 85 e 86 da Lei de Diretrizes Orçamentárias para 2009, mediante a utilização de recursos oriundos da anulação de dotações consignadas:

a) a esse grupo de natureza de despesa no âmbito do respectivo Poder e do Ministério Público da União; e

b) aos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", constantes do mesmo subtítulo, objeto da suplementação, até o limite de 20% (vinte por cento) da soma dessas dotações;

VII - a subtítulos aos quais foram alocadas receitas de operações de crédito previstas nesta Lei, mediante a utilização de recursos decorrentes da variação monetária ou cambial dessas operações;

VIII - a subtítulos aos quais possam ser alocados recursos oriundos de doações e convênios, inclusive decorrentes de saldos de exercícios anteriores ou de remanejamento de dotações à conta dos referidos recursos, observada a destinação prevista no instrumento respectivo;

IX - ao atendimento do refinanciamento, juros e outros encargos da dívida pública federal, mediante a utilização de recursos decorrentes da emissão de títulos de responsabilidade do Tesouro Nacional, inclusive constantes do superávit financeiro apurado no balanço patrimonial da União do exercício de 2008, até o limite de 20% (vinte por cento) do montante do refinanciamento da dívida pública federal estabelecido no art. 3º, inciso III, desta Lei;

X - ao atendimento de transferências de que trata o art. 159 da Constituição, bem como daquelas devidas aos Estados, ao Distrito Federal e aos Municípios decorrentes de vinculações legais, mediante a utilização do superávit financeiro correspondente apurado no balanço patrimonial da União do exercício de 2008;

XI - ao atendimento de despesas com equalização de preços nas ações destinadas à execução da Política de Garantia de Preços Mínimos, Formação e Administração de Estoques Reguladores e Estratégicos de produtos agropecuários, mediante a utilização de recursos provenientes de anulação de dotações consignadas a essas despesas no âmbito do órgão "Operações Oficiais de Crédito";

XII - ao atendimento de despesas com benefícios previdenciários, mediante a utilização de recursos provenientes de:

a) anulação de dotações consignadas a essas despesas no âmbito do Fundo do Regime Geral de Previdência Social;

b) excesso de arrecadação das contribuições previdenciárias para o Regime Geral de Previdência Social; e

c) superávit financeiro apurado no balanço patrimonial da União do exercício de 2008;

XIII - ao atendimento de despesas da ação "0413 - Manutenção e Operação dos Partidos Políticos" no âmbito da unidade orçamentária "14901 - Fundo Partidário", mediante a utilização de recursos provenientes de:

a) superávit financeiro apurado no balanço patrimonial do exercício de 2008; e

b) excesso de arrecadação de receitas próprias e vinculadas;

XIV- ao atendimento de despesas no âmbito da Fundação Joaquim Nabuco, do Instituto Nacional de Educação de Surdos, do Instituto Benjamim Constant, do Colégio Pedro II, das Instituições Federais de Ensino Superior, das Escolas Técnicas Federais, dos Centros Federais de Educação Tecnológica, das Escolas Agrotécnicas Federais e dos Hospitais Universitários, integrantes do Ministério da Educação, classificadas nos grupos de natureza de despesa "3 -

Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", mediante a utilização de recursos provenientes de:

a) anulação de até 20% (vinte por cento) do total das dotações orçamentárias consignadas a esses grupos de natureza de despesa no âmbito de cada uma das entidades;

b) excesso de arrecadação de receitas próprias geradas por essas entidades;

c) superávit financeiro, relativo a receitas próprias e vinculadas, apurado no balanço patrimonial do exercício de 2008, de cada uma das referidas entidades; e

d) superávit financeiro apurado no balanço patrimonial da União do exercício de 2008, relativo a receitas vinculadas à educação, até o limite do saldo orçamentário de cada subtítulo, nos referidos grupos de natureza de despesa, não utilizado no exercício de 2008, desde que para aplicação nos mesmos subtítulos em 2009;

XV - ao atendimento de despesas no âmbito do Ministério da Educação, classificadas nos grupos de natureza de despesa "3 - Outras Despesas Correntes", "4 - Investimentos" e "5 - Inversões Financeiras", mediante a utilização de recursos provenientes de superávit financeiro apurado no balanço patrimonial da União do exercício de 2008, relativo a receitas vinculadas à educação, até o limite do saldo orçamentário de cada subtítulo apurado em 31 de dezembro de 2008, nos referidos grupos de natureza de despesa, vinculados às subfunções "361 - Ensino Fundamental", "362 - Ensino Médio", "363 - Ensino Profissional", "364 - Ensino Superior" e "847 - Transferências para a Educação Básica", não utilizado no exercício de 2008, desde que para aplicação nos mesmos subtítulos em 2009;

XVI - ao atendimento de despesas da ação "0E36 - Complementação da União ao Fundo de Manutenção e Desenvolvimento da Educação Básica e de Valorização dos Profissionais da Educação - FUNDEB", mediante a utilização de recursos provenientes de:

a) superávit financeiro apurado no balanço patrimonial do exercício de 2008;

b) excesso de arrecadação de receitas vinculadas; e

c) anulação parcial ou total de dotações alocadas aos subtítulos dessa ação;

XVII - ao pagamento de benefícios a novos servidores, empregados e seus dependentes, mediante a anulação de dotações consignadas ao Ministério do Planejamento, Orçamento e Gestão no subtítulo "Pagamento decorrente de Provimentos e Concessão de Benefícios aos Servidores, Empregados e seus Dependentes - Nacional", GND "3 - Outras Despesas Correntes";

XVIII - ao atendimento de programações constantes do Anexo VII desta Lei, mediante o remanejamento de até 30% (trinta por cento) do montante das dotações orçamentárias constantes desta Lei com o identificador de resultado primário "3";

XIX - ao atendimento de despesas com o pagamento do abono salarial e do seguro desemprego, mediante a utilização de recursos provenientes de:

a) anulação de dotações consignadas a essas despesas no âmbito do Fundo de Amparo ao Trabalhador; e

b) superávit financeiro apurado no balanço patrimonial da União do exercício de 2008;

XX - à suplementação de ações do Programa de Aceleração do Crescimento - PAC, classificadas com identificadores de resultado primário "1" ou "2", identificadas no SIAFI, até o limite de 30% (trinta por cento) de cada ação, mediante o cancelamento de até 30% (trinta por cento) de cada ação orçamentária, também identificada no SIAFI como integrante desse Programa; e

XXI - a subtítulos das ações do programa "0910 - Operações Especiais: Gestão da Participação em Organismos Internacionais", mediante a anulação de dotações orçamentárias contidas no mesmo programa, desde que não incida sobre subtítulos derivados integralmente de alterações efetuadas pelo Congresso Nacional no Projeto de Lei Orçamentária de 2009.

§ 1º Os limites referidos no inciso I e respectiva alínea "a" deste artigo poderão ser ampliados quando o remanejamento:

I - ocorrer entre ações de um mesmo programa no âmbito de cada unidade orçamentária, para 30% (trinta por cento);

II - destinar-se ao atendimento dos benefícios auxílio-alimentação ou refeição, assistência médica e odontológica, assistência pré-escolar e auxílio-transporte aos servidores, empregados, e seus dependentes, para 30% (trinta por cento); e

III - destinar-se a recompor despesas correntes.

§ 2º A autorização de que trata este artigo fica condicionada à publicação, até o dia 15 de dezembro de 2009, do ato de abertura do crédito suplementar, exceto nos casos previstos nos incisos III, VI, XII e XIX do **caput** e inciso II do § 1º, deste artigo, em que a publicação poderá ocorrer até 31 de dezembro de 2009.

Art. 5º Fica o Poder Executivo autorizado a abrir créditos suplementares à conta de recursos de excesso de arrecadação, nos termos do art. 43, §§ 1º, inciso II, 3º e 4º, da Lei no 4.320, de 1964, destinados:

I - a transferências aos Estados, ao Distrito Federal e aos Municípios, decorrentes de vinculações constitucionais ou legais;

II - aos fundos constitucionais de financiamento do Norte, Nordeste e Centro-Oeste, nos termos da Lei nº 7.827, de 27 de setembro de 1989;

III - ao Fundo de Amparo ao Trabalhador - FAT, mediante a utilização de recursos das contribuições para o Programa de Integração Social - PIS e o Programa de Formação do Patrimônio do Servidor Público - PASEP, inclusive da parcela a que se refere o art. 239, § 1º, da Constituição; e

IV - ao complemento da atualização monetária do saldo do Fundo de Garantia do Tempo de Serviço - FGTS, mediante a utilização de recursos da contribuição relativa à despedida de empregado sem justa causa, de que trata o art. 1º da Lei Complementar nº 110, de 29 de junho de 2001.

CAPÍTULO III

DO ORÇAMENTO DE INVESTIMENTO

Seção I

Das Fontes de Financiamento

Art. 6º As fontes de recursos para financiamento das despesas do Orçamento de Investimento somam R$ 79.281.893.589,00 (setenta e nove bilhões, duzentos e oitenta e um milhões, oitocentos e noventa e três mil e quinhentos e oitenta e nove reais), conforme especificadas no Anexo III.

Seção II

Da Fixação da Despesa

Art. 7º A despesa do Orçamento de Investimento é fixada em R$ 79.281.893.589,00 (setenta e nove bilhões, duzentos e oitenta e um milhões, oitocentos e noventa e três mil e quinhentos e oitenta e nove reais), cuja distribuição por órgão orçamentário consta do Anexo IV.

Seção III

Da Autorização para a Abertura de Créditos Suplementares

Art. 8º Fica o Poder Executivo autorizado a abrir créditos suplementares, observados os limites e condições estabelecidos neste artigo, desde que as alterações promovidas na programação orçamentária sejam compatíveis com a obtenção da meta de resultado primário estabelecida no Anexo de Metas Fiscais da Lei de Diretrizes Orçamentárias para 2009, para as seguintes finalidades:

I - suplementação de subtítulo, até o limite de 30% (trinta por cento) do respectivo valor, constante desta Lei, mediante geração adicional de recursos ou anulação parcial de dotações orçamentárias da mesma empresa;

II - atendimento de despesas relativas a ações financiadas com recursos do Tesouro Nacional, aprovadas em exercícios anteriores e em execução no exercício de 2009, mediante a utilização do saldo desses recursos em favor da correspondente empresa; e

III - realização das correspondentes alterações no Orçamento de Investimento, decorrentes da abertura de créditos suplementares ou especiais aos Orçamentos Fiscal e da Seguridade Social.

Parágrafo único. A autorização de que trata este artigo fica condicionada à publicação, até 15 de dezembro de 2009, do ato de abertura do crédito suplementar.

CAPÍTULO IV

DA AUTORIZAÇÃO PARA CONTRATAÇÃO DE OPERAÇÕES

DE CRÉDITO E EMISSÃO DE TÍTULOS DA DÍVIDA AGRÁRIA

Art. 9º Em cumprimento ao disposto no art. 32, § 1º, inciso I, da Lei de Responsabilidade Fiscal, ficam autorizadas a contratação das operações de crédito incluídas nesta Lei, nos termos do art. 24 da Lei de Diretrizes Orçamentárias para 2009, e a emissão de Títulos de Responsabilidade do Tesouro Nacional para o atendimento das despesas previstas nesta Lei com essa receita, nos termos do art. 75 da Lei de Diretrizes Orçamentárias para 2009, sem prejuízo do que estabelece o art. 52, inciso V, da Constituição, no que se refere às operações de crédito externas.

Art. 10. Fica o Poder Executivo autorizado a emitir até 27.623.774 (vinte e sete milhões, seiscentos e vinte e três mil, setecentos e setenta e quatro) Títulos da Dívida Agrária para

atender ao programa de reforma agrária no exercício de 2009, nos termos do § 4º do art. 184 da Constituição, vedada a emissão com prazos decorridos ou inferiores a dois anos.

CAPÍTULO V

DAS DISPOSIÇÕES FINAIS

Art. 11. Integram esta Lei os seguintes Anexos, incluindo os mencionados nos arts. 2º, 3º, 6º e 7º desta Lei:

I - receita estimada nos Orçamentos Fiscal e da Seguridade Social, por categoria econômica e fonte;

II - distribuição da despesa fixada nos Orçamentos Fiscal e da Seguridade Social, por órgão orçamentário;

III - discriminação das fontes de financiamento do Orçamento de Investimento;

IV - distribuição da despesa fixada no Orçamento de Investimento, por órgão orçamentário;

V - autorizações específicas de que trata o art. 169, § 1º, inciso II, da Constituição, relativas a despesas de pessoal e encargos sociais, conforme estabelece o art. 84 da Lei de Diretrizes Orçamentárias para 2009;

VI - subtítulos relativos a obras e serviços com indícios de irregularidades graves, com base nas informações encaminhadas pelo Tribunal de Contas da União, conforme previsto no art. 9º, § 2º, da Lei de Diretrizes Orçamentárias para 2009;

VII - programação do "Projeto Piloto de Investimentos Públicos - PPI", classificada nesta Lei com o identificador de resultado primário "3", nos termos do art. 3º da Lei de Diretrizes Orçamentárias para 2009;

VIII - quadros orçamentários consolidados, relacionados no Anexo II da Lei de Diretrizes Orçamentárias para 2009;

IX - discriminação das receitas dos Orçamentos Fiscal e da Seguridade Social;

X - discriminação da legislação da receita e da despesa dos Orçamentos Fiscal e da Seguridade Social;

XI - programa de trabalho das unidades orçamentárias e o detalhamento dos créditos orçamentários dos Orçamentos Fiscal e da Seguridade Social; e

XII - programa de trabalho das unidades orçamentárias e o detalhamento dos créditos orçamentários do Orçamento de Investimento.

Parágrafo único. O Anexo a que se refere o inciso VII deste artigo será atualizado, pelo Poder Executivo, na **internet**, em decorrência da abertura de créditos adicionais ou de modificação de identificadores de resultado primário efetuada em conformidade com o disposto no inciso III do art. 56 da Lei de Diretrizes Orçamentárias para 2009.

Art. 12. Fica o Poder Executivo autorizado a excluir da programação do Orçamento de Investimento a unidade orçamentária 25271 – Banco do Estado de Santa Catarina S.A. – BESC.

Art. 13. Esta Lei entra em vigor na data de sua publicação.

Brasília, 30 de dezembro de 2008; 187º da Independência e 120º da República.

LUIZ INÁCIO LULA DA SILVA
Paulo Bernardo Silva

Este texto não substitui o publicado no DOU de 31.12.2008

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ANEXO I

RECEITA DOS ORÇAMENTOS FISCAL E DA SEGURIDADE SOCIAL POR CATEGORIA ECONÔMICA E FONTE

R$ 1,00

ESPECIFICAÇÃO	VALOR
1. RECEITAS DO TESOURO NACIONAL	**1.046.612.737.604**
1.1. RECEITAS CORRENTES	**843.922.336.344**
Receita Tributária	289.838.529.019
Receita De Contribuições	444.157.077.434
Receita Patrimonial	49.982.875.931
Receita Agropecuária	372.923
Receita Industrial	177.726.057
Receita De Serviços	30.073.022.579
Transferências Correntes	130.187.912
Outras Receitas Correntes	29.562.544.489
1.2. RECEITAS DE CAPITAL	**202.690.401.260**
Operações De Crédito Internas	118.352.258.938
Operações De Crédito Externas	712.188.221
Alienação De Bens	4.962.028.871
Amortização De Empréstimos	21.465.982.749
Transferências De Capital	98.818.411
Outras Receitas De Capital	57.099.124.070
2. RECEITAS DE OUTRAS FONTES DE ENTIDADES DA ADMINISTRAÇÃO PÚBLICA FEDERAL INDIRETA, INCLUSIVE FUNDOS E FUNDAÇÕES PÚBLICAS	**9.288.460.547**
2.1. RECEITAS CORRENTES	**8.329.984.793**
2.2. RECEITAS DE CAPITAL	**958.475.754**
SUBTOTAL	**1.055.901.198.151**
3. REFINANCIAMENTO DA DÍVIDA PÚBLICA FEDERAL	**525.546.563.343**
3.1. OPERAÇÕES DE CRÉDITO INTERNAS	**525.546.563.343**
Títulos De Responsabilidade Do Tesouro Nacional - Refinanciamento Da Dívida Pública Federal	525.546.563.343
TOTAL	**1.581.447.761.494**

Anexo II - Despesa dos Orçamentos Fiscal e da Seguridade Social por Órgão Orçamentário

R$ 1,00

Valores Correntes

	Discriminação	Tesouro (A)	Outras Fontes (B)	Total C = (A + B)	% C/D	C/E	C/F	C/G
01000	CÂMARA DOS DEPUTADOS	3.532.811.091		3.532.811.091	0,39	0,35	0,33	0,22
02000	SENADO FEDERAL	2.742.975.855		2.742.975.855	0,31	0,27	0,26	0,17
03000	TRIBUNAL DE CONTAS DA UNIÃO	1.283.357.581		1.283.357.581	0,14	0,13	0,12	0,08
10000	SUPREMO TRIBUNAL FEDERAL	576.702.523		576.702.523	0,06	0,06	0,05	0,04
11000	SUPERIOR TRIBUNAL DE JUSTIÇA	869.445.273		869.445.273	0,10	0,09	0,08	0,05
12000	JUSTIÇA FEDERAL	11.373.514.160		11.373.514.160	1,27	1,12	1,07	0,72
13000	JUSTIÇA MILITAR DA UNIÃO	314.296.649		314.296.649	0,04	0,03	0,03	0,02
14000	JUSTIÇA ELEITORAL	4.171.343.312		4.171.343.312	0,47	0,41	0,39	0,26
15000	JUSTIÇA DO TRABALHO	12.012.641.367		12.012.641.367	1,34	1,19	1,13	0,76
16000	JUSTIÇA DO DISTRITO FEDERAL E DOS TERRITÓRIOS	1.395.361.147		1.395.361.147	0,16	0,14	0,13	0,09
20000	PRESIDÊNCIA DA REPÚBLICA	6.707.833.536	30.152.296	6.737.985.832	0,75	0,66	0,64	0,43
22000	MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	7.437.156.759	201.842.017	7.638.998.776	0,85	0,75	0,72	0,48
24000	MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	5.461.294.300	517.372.554	5.978.666.854	0,67	0,59	0,56	0,38
25000	MINISTÉRIO DA FAZENDA	18.280.484.661	1.078.688.490	19.359.173.151	2,16	1,91	1,83	1,22
26000	MINISTÉRIO DA EDUCAÇÃO	39.182.476.707	1.342.157.827	40.524.634.534	4,52	4,00	3,83	2,56
28000	MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	846.617.979	749.197.172	1.595.815.151	0,18	0,16	0,15	0,10
30000	MINISTÉRIO DA JUSTIÇA	9.207.953.188	29.034.325	9.236.987.513	1,03	0,91	0,87	0,58
32000	MINISTÉRIO DE MINAS E ENERGIA	7.010.973.303	96.241.508	7.107.214.811	0,79	0,70	0,67	0,45
33000	MINISTÉRIO DA PREVIDÊNCIA SOCIAL	239.905.014.834	4.129.467	239.909.144.301	26,77	23,67	22,66	15,17
34000	MINISTÉRIO PÚBLICO DA UNIÃO	3.341.297.096		3.341.297.096	0,37	0,33	0,32	0,21
35000	MINISTÉRIO DAS RELAÇÕES EXTERIORES	1.891.740.902	267.114	1.892.008.016	0,21	0,19	0,18	0,12
36000	MINISTÉRIO DA SAÚDE	59.381.079.534	138.390.197	59.519.469.731	6,64	5,87	5,62	3,76
38000	MINISTÉRIO DO TRABALHO E EMPREGO (EXCLUSIVE O DISPOSTO NO ARTIGO 239 PARÁGRAFO 1º DA CONSTITUIÇÃO)	31.210.226.659	4.413.720	31.214.640.379	3,48	3,08	2,95	1,97
39000	MINISTÉRIO DOS TRANSPORTES (EXCLUSIVE FUNDO DA MARINHA MERCANTE)	12.716.878.624	70.899.090	12.787.777.714	1,43	1,26	1,21	0,81
41000	MINISTÉRIO DAS COMUNICAÇÕES	5.729.405.415	536.674.714	6.266.080.129	0,70	0,62	0,59	0,40
42000	MINISTÉRIO DA CULTURA	1.356.171.329	4.846.861	1.361.018.190	0,15	0,13	0,13	0,09
44000	MINISTÉRIO DO MEIO AMBIENTE	3.460.640.619	71.980.842	3.532.621.461	0,39	0,35	0,33	0,22
47000	MINISTÉRIO DO PLANEJAMENTO, ORÇAMENTO E GESTÃO	11.452.185.291	9.276.342	11.461.461.633	1,28	1,13	1,08	0,72
49000	MINISTÉRIO DO DESENVOLVIMENTO AGRÁRIO	4.672.524.259	19.269.436	4.691.793.695	0,52	0,46	0,44	0,30
51000	MINISTÉRIO DO ESPORTE	1.400.523.284		1.400.523.284	0,16	0,14	0,13	0,09
52000	MINISTÉRIO DA DEFESA	48.378.941.214	3.002.965.641	51.381.906.855	5,73	5,07	4,85	3,25
53000	MINISTÉRIO DA INTEGRAÇÃO NACIONAL (EXCLUSIVE FUNDOS CONSTITUCIONAIS)	5.444.790.157	88.905.749	5.533.695.906	0,62	0,55	0,52	0,35
54000	MINISTÉRIO DO TURISMO	3.028.153.050		3.028.153.050	0,34	0,30	0,29	0,19
55000	MINISTÉRIO DO DESENVOLVIMENTO SOCIAL E COMBATE À FOME	32.698.851.385		32.698.851.385	3,65	3,23	3,09	2,07
56000	MINISTÉRIO DAS CIDADES	9.975.816.123	175.618.230	10.151.434.353	1,13	1,00	0,96	0,64
71000	ENCARGOS FINANCEIROS DA UNIÃO	233.352.382.588		233.352.382.588	26,04	23,02	22,04	14,76
73000	TRANSFERÊNCIAS A ESTADOS, DISTRITO FEDERAL E MUNICÍPIOS (EXCLUSIVE TRANSFERÊNCIAS CONSTITUCIONAIS)	37.648.281.692		37.648.281.692	4,20	3,71	3,56	2,38
90000	RESERVA DE CONTINGÊNCIA	8.423.110.921	0	8.423.110.921	0,94	0,83	0,80	0,53
	SUBTOTAL (D)	**887.875.254.367**	**8.172.323.592**	**896.047.577.959**	**100,0**	**88,40**	**84,62**	**56,66**
73000	TRANSFERÊNCIAS CONSTITUCIONAIS	117.605.048.398		117.605.048.398	-	11,60	11,11	7,44
	SUBTOTAL (E)	**1.005.480.302.765**	**8.172.323.592**	**1.013.652.626.357**	-	**100,0**	**95,73**	**64,10**
53000	MINISTÉRIO DA INTEGRAÇÃO NACIONAL (FUNDOS CONSTITUCIONAIS)	7.427.918.621		7.427.918.621	-	-	0,70	0,47
38000	MINISTÉRIO DO TRABALHO E EMPREGO (CONFORME O DISPOSTO NO ARTIGO 239 PARÁGRAFO 1º DA CONSTITUIÇÃO)	10.817.728.250		10.817.728.250	-	-	1,02	0,68
39000	MINISTÉRIO DOS TRANSPORTES (FUNDO DA MARINHA MERCANTE)	185.611.000		185.611.000	-	-	0,02	0,01
74000	OPERAÇÕES OFICIAIS DE CRÉDITO	25.652.192.297	1.116.136.955	26.768.329.252	-	-	2,53	1,69
	SUBTOTAL (F)	**1.049.563.752.933**	**9.288.460.547**	**1.058.852.213.480**	-	-	**100,0**	**66,95**
75000	REFINANCIAMENTO DA DÍVIDA PÚBLICA MOBILIÁRIA FEDERAL	522.595.548.014		522.595.548.014	-	-	-	33,05
	T O T A L (G)	**1.572.159.300.947**	**9.288.460.547**	**1.581.447.761.494**	-	-	-	**100,0**

ANEXO III

FONTES DE FINANCIAMENTO DO ORÇAMENTO DE INVESTIMENTO

R$ 1,00

ESPECIFICAÇÃO	VALOR
RECURSOS PRÓPRIOS	**59.663.317.832**
GERAÇÃO PRÓPRIA	59.663.317.832
RECURSOS PARA AUMENDO DO PATRIMÔNIO LÍQUIDO	**4.649.454.882**
TESOURO	457.243.470
CONTROLADORA	4.192.211.412
OPERAÇÕES DE CRÉDITO DE LONGO PRAZO	**4.502.218.854**
INTERNAS	2.350.107.435
EXTERNAS	2.152.111.419
OUTROS RECURSOS DE LONGO PRAZO	**10.466.902.021**
CONTROLADORA	1.220.428.702
OUTRAS ESTATAIS	7.207.942.376
OUTRAS FONTES	2.038.530.943
TOTAL	**79.281.893.589**

ANEXO IV

DESPESA DO ORÇAMENTO DE INVESTIMENTO POR ÓRGÃO ORÇAMENTÁRIO

R$ 1,00

ESPECIFICAÇÃO	VALOR
20000 - PRESIDÊNCIA DA REPÚBLICA	155.920.518
22000 - MINISTÉRIO DA AGRICULTURA, PECUÁRIA E ABASTECIMENTO	12.871.000
24000 - MINISTÉRIO DA CIÊNCIA E TECNOLOGIA	13.200.000
25000 - MINISTÉRIO DA FAZENDA	3.512.859.477
28000 - MINISTÉRIO DO DESENVOLVIMENTO, INDÚSTRIA E COMÉRCIO EXTERIOR	193.222.000
32000 - MINISTÉRIO DE MINAS E ENERGIA	73.380.324.858
33000 - MINISTÉRIO DA PREVIDÊNCIA SOCIAL	60.000.000
36000 - MINISTÉRIO DA SAÚDE	144.165.734
39000 - MINISTÉRIO DOS TRANSPORTES	40.000
41000 - MINISTÉRIO DAS COMUNICAÇÕES	770.000.000
52000 - MINISTÉRIO DA DEFESA	1.039.290.002
TOTAL	**79.281.893.589**

ANEXO V

AUTORIZAÇÕES ESPECÍFICAS DE QUE TRATA O ART. 169, § 1º, INCISO II, DA CONSTITUIÇÃO, RELATIVAS A DESPESAS DE PESSOAL E ENCARGOS SOCIAIS

R$ 1,00

I. CRIAÇÃO E/OU PROVIMENTO DE CARGOS, EMPREGOS E FUNÇÕES, BEM COMO ADMISSÃO OU CONTRATAÇÃO DE PESSOAL, A QUALQUER TÍTULO:

DISCRIMINAÇÃO	CRIAÇÃO DE CARGOS, EMPREGOS E FUNÇÕES (QUANTIDADE)	PROVIMENTO, ADMISSÃO OU CONTRATAÇÃO		
		QUANTIDADE	DESPESA	
			NO EXERCÍCIO DE 2009	ANUALIZADA (3)
1. Poder Legislativo	**180**	**1.287**	**100.061.045**	**200.122.089**
1.1. Câmara dos Deputados	-	**430**	**33.944.444**	67.888.889
1.1.1.Cargos e funções vagos	-	430	33.944.444	67.888.889
1.2. Senado Federal	-	**547**	**54.600.000**	**109.200.000**
1.2.1. Cargos e funções vagos	-	527	52.300.000	104.600.000
1.2.2. Empregos públicos por tempo determinado Emenda 20330010	20	20	2.300.000	4.600.000
1.3. Tribunal de Contas da União	**180**	**310**	**11.516.600**	**23.033.200**
1.3.1. Cargos e funções vagos	-	130	9.175.500	18.348.900
1.3.2. PL nº 7.541, de 2006	179	179	1.981.500	4.324.700
1.3.3. PL nº 3.252, de 2008	1	1	359.600	359.600
2. Poder Judiciário	**18.411**	**11.479**	**380.524.739**	**761.049.342**
2.1. Superior Tribunal de Justiça	**320**	**432**	**15.184.000**	**30.368.000**
2.1.1. Cargos e funções vagos	-	112	5.254.300	10.508.600
2.1.2. PL nº 1.581, de 2007	320	320	9.929.700	19.859.400
2.2. Justiça Federal	**8.548**	**3.100**	**129.883.000**	**259.766.000**
2.2.1. Cargos e funções vagos	-	990	58.825.000	91.187.700
2.2.2. PL nº 5.829, de 2005	8.510	2.072	69.922.000	166.306.300
2.2.3. PL nº 4.564, de 2004	38	38	1.136.000	2.272.000
2.3. Justiça Militar da União	**171**	**171**	**7.842.300**	**15.684.564**
2.3.1. PL nº 3.454, de 2008	171	171	7.842.300	15.684.564
2.4. Justiça Eleitoral	**174**	**1.280**	**46.764.000**	**93.527.900**
2.4.1. Cargos e funções vagos	-	1.106	39.902.900	79.805.700
2.4.2. PL nº 4.533, de 2004	174	174	6.861.100	13.722.200
2.5. Justiça do Trabalho	**8.022**	**5.066**	**122.000.000**	**244.000.000**
2.5.1. Cargos e funções vagos	-	905	33.013.000	66.026.000
2.5.2. PL nº 4.942, de 2001	240	68	4.552.000	9.104.000
2.5.3. PL nº 6.600, de 2002	2	2	106.000	212.000
2.5.4. PL nº 2.549, de 2003	9	9	180.000	360.000
2.5.5. PL nº 2.550, de 2003	1.005	306	11.003.000	22.006.000
2.5.6. PL nº 5.357, de 2005	30	30	1.107.000	2.214.000
2.5.7. PL nº 5.471, de 2005	141	47	7.815.000	15.630.000
2.5.8. PL nº 552, de 2007	539	168	6.953.000	13.906.000
2.5.9. PL nº 1.353, de 2007	147	56	2.470.000	4.940.000
2.5.10. PL nº 1.354, de 2007	98	29	1.278.000	2.556.000
2.5.11. PL nº 1.355, de 2007	11	11	338.000	676.000
2.5.12. PL nº 1.651, de 2007	334	97	3.552.000	7.104.000
2.5.13. PL nº 1.652, de 2007	12	12	515.000	1.030.000
2.5.14. PL nº 1.653, de 2007	93	28	1.714.000	3.428.000
2.5.15. PL nº 1.796, de 2007	195	60	4.999.000	9.998.000
2.5.16. PL nº 1.932, de 2007	5	5	921.000	1.842.000
2.5.17. PL nº 1.933, de 2007	281	101	4.902.000	9.804.000
2.5.18. PL nº 1.989, de 2007	264	85	4.669.000	9.338.000
2.5.19. PL nº 2.406, de 2007	188	57	2.048.000	4.096.000

2.5.20. PL nº 3.350, de 2008	727	208	7.840.000	15.680.000
2.5.21. PL nº 3.351, de 2008	31	31	931.000	1.862.000
2.5.22. PL nº 3.885, de 2008	1.296	376	21.094.000	42.188.000
2.5.23. PL nº 5.238, de 2005 (1)	1.351	1.351	-	-
2.5.24. PL nº 971, de 2007 (1)	1.023	1.023	-	-
2.6. Justiça do Distrito Federal e dos Territórios	**1.176**	**1.430**	**58.851.439**	**117.702.878**
2.6.1. Cargos e funções vagos	-	254	8.029.633	36.433.811
2.6.2. Lei nº 11.697, de 2008	1.176	1.176	50.821.806	81.269.067
3. Ministério Público da União	-	**1.472**	**86.317.000**	**172.634.000**
3.1. Cargos e funções vagos	-	**1.472**	**86.317.000**	**172.634.000**
4. Poder Executivo, sendo:	**15.076**	**50.302**	**1.231.754.885**	**2.463.509.771**
4.1. Criação e provimento de cargos e funções	**15.076**	**30.879**	**892.928.297**	**1.785.856.594**
4.1.1. Auditoria e Fiscalização	500	2.290	892.928.297	1.785.856.594
4.1.2. Gestão e Diplomacia	400	842		
4.1.3. Jurídica	600	450		
4.1.4. Defesa e Segurança Pública	400	3.236		
4.1.5. Cultura, Meio Ambiente e Ciência e Tecnologia	2.076	1.531		
4.1.6. Seguridade Social, Educação e Esportes	9.400	20.228		
4.1.7. Regulação do Mercado, dos Serviços Públicos e do Sistema Financeiro	1.500	1.535		
4.1.8. Indústria e Comércio, Infra-Estrutura, Agricultura e Reforma Agrária	200	767		
4.2. Substituição de pessoal terceirizado (2)	-	**19.423**	**338.826.588**	**677.653.177**
4.2.1. Auditoria e Fiscalização	-	49	338.826.588	677.653.177
4.2.2. Gestão e Diplomacia	-	103		
4.2.3. Jurídica	-	402		
4.2.4. Cultura, Meio Ambiente e Ciência e Tecnologia	-	3.620		
4.2.5. Seguridade Social, Educação e Esportes	-	13.778		
4.2.6. Regulação do Mercado, dos Serviços Públicos e do Sistema Financeiro	-	469		
4.2.7. Indústria e Comércio, Infra-Estrutura, Agricultura e Reforma Agrária	-	1.002		
TOTAL DO ITEM I	**33.667**	**64.540**	**1.798.657.601**	**3.597.315.202**

(1) Referem-se a Projetos de Leis de ratificação da criação de cargos e funções comissionadas efetivada por ato administrativo, cujas despesas já vêm compondo a folha de pagamento dos TRT's ao longo dos últimos anos, não implicando em acréscimos de despesas.

(2) Os recursos orçamentários para o provimento de cargos efetivos mediante a substituição de pessoal terceirizado não configuram ação específica e serão oriundos de remanejamento de "Outras Despesas Correntes e de Capital" para "Pessoal e Encargos Sociais".

(3) Considerou-se o total de cada órgão orçamentário para fins de cumprimento do § 6º do art. 84 da Lei nº 11.768, de 14 de agosto de 2008, Lei de Diretrizes Orçamentárias para 2009 - LDO-2009, relativo ao impacto orçamentário-financeiro anualizado.

R$ 1,00

II. ALTERAÇÃO DE ESTRUTURA DE CARREIRAS E AUMENTO DE REMUNERAÇÃO:

DISCRIMINAÇÃO	DESPESA	
	NO EXERCÍCIO DE 2009	ANUALIZADA
1. Poder Legislativo	**216.338.175**	**216.338.175**
1.1. Tribunal de Contas da União: Alteração do Plano de Carreira do Tribunal de Contas da União de que trata o Projeto de Lei nº 2.509, de 2007.	216.338.175	216.338.175
2. Poder Judiciário	**350.113.372**	**350.113.372**
2.1. Revisão do subsídio de Ministro do Supremo Tribunal Federal de que trata a Lei nº 11.143, de 26 de julho de 2005, bem como os efeitos dessa alteração no Poder Judiciário da União (Projeto de Lei nº 7.297, de 2006), sendo:	204.186.702	204.186.702
2.1.1. Supremo Tribunal Federal	1.246.847	1.246.847
2.1.2. Conselho Nacional de Justiça	296.320	296.320
2.1.3. Superior Tribunal de Justiça	2.442.410	2.442.410
2.1.4. Justiça Federal	47.612.173	47.612.173
2.1.5. Justiça Militar da União	3.893.097	3.893.097
2.1.6. Justiça Eleitoral	20.053.926	20.053.926
2.1.7. Justiça do Trabalho	117.946.977	117.946.977
2.1.8. Justiça do DF e dos Territórios	10.694.952	10.694.952
2.2. Revisão do subsídio de Ministro do Supremo Tribunal Federal de que trata a Lei nº 11.143, de 26 de julho de 2005, bem como os efeitos dessa alteração no Poder Judiciário da União (Exercício 2009), sendo:	142.811.277	142.811.277
2.2.1. Supremo Tribunal Federal	1.359.700	1.359.700
2.2.2. Conselho Nacional de Justiça	395.807	395.807
2.2.3. Superior Tribunal de Justiça	1.700.110	1.700.110
2.2.4. Justiça Federal	33.141.801	33.141.801
2.2.5. Justiça Militar da União	2.709.900	2.709.900
2.2.6. Justiça Eleitoral	13.959.103	13.959.103
2.2.7. Justiça do Trabalho	82.100.331	82.100.331
2.2.8. Justiça do DF e dos Territórios	7.444.525	7.444.525
2.3. Conselho Nacional de Justiça: Pagamento de retribuição pecuniária aos membros do Conselho Nacional de Justiça e aos juízes auxiliares de que trata o Projeto de Lei nº 7.560, de 2006.	3.115.393	3.115.393
3. Ministério Público da União	**130.336.950**	**130.336.950**
3.1. Remuneração dos membros do Conselho Nacional do Ministério Público, de que trata o Projeto de Lei nº 940, de 2007.	1.083.700	1.083.700
3.2. Alteração do subsídio do Procurador-Geral da República, referido no art. 37, XI, e art. 39, § 4º, c/c o art. 127, § 2º, e art. 128, § 5º, I, c, da Constituição, de que trata o Projeto de Lei nº 7.298, de 2006.	73.276.521	73.276.521
3.3. Alteração do subsídio do Procurador-Geral da República, referido no art. 37, XI, e art. 39, § 4º, combinado com o art. 127, § 2º, e art. 128, § 5º, I, c, da Constituição, relativo ao exercício de 2009.	55.976.729	55.976.729
		-
4. Poder Executivo	**100.000.000**	**100.000.000**
4.1. Reestruturação da remuneração de cargos, funções e carreiras no âmbito do Poder Executivo, inclusive servidores integrantes do Plano Geral de Cargos do Poder Executivo - PGPE, instituído pela Lei nº 11.357, de 2006, e militares das Forças Armadas.	100.000.000	100.000.000
TOTAL DO ITEM II	**796.788.497**	**796.788.497**
TOTAL GERAL	**2.595.446.098**	**4.394.103.699**

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF Programa de Trabalho Subtítulo

Objeto Número Descrição do Objeto

20128 Secretaria Espec. Porto/PR

MA

26.784.1457.1K26.0021 - RECUPERAÇÃO DOS BERÇOS 101 E 102 DO PORTO DE ITAQUI (MA) - NO ESTADO DO MARANHÃO

(PAC) Recuperação dos berços 101 e 102 do Porto de Itaqui - MA

(PAC) Recuperação dos berços 101 e 102 do Porto de Itaqui - MA

Contrato	15/2006-EMAP	Gerenciamento, fiscalização, assessoria técnica e o controle tecnológico das obras de ampliação, recuperação e reforma da infra-estrutura portuária do Porto do Itaqui

Situações Encontradas:

(*) Sobrepreço

Contrato	68/2006-EMAP	Recuperação dos berços 101 (gabiões G15 a G22) e 102 (gabiões G2 a G4) e construção da retroárea dos berços 100 e 101 do Porto do Itaqui, com 30.000 m2.

Situações Encontradas:

(*) Sobrepreço

Observações: Contrato 15/2006-EMAP e Contrato 68/2006-EMAP, retenção cautelar na forma do Acórdão 2158-40/08 - Plenário

26.784.1457.7F21.0021 - CONSTRUÇÃO DO BERÇO 100, ALARGAMENTO DO CAIS SUL E AMPLIAÇÃO DO PORTO DE ITAQUI (MA) - NO ESTADO DO MARANHÃO

PAC) CONSTRUÇÃO DO BERÇO 100 E AMPLIAÇÃO DO PORTO DE ITAQUI - MA

PAC) CONSTRUÇÃO DO BERÇO 100 E AMPLIAÇÃO DO PORTO DE ITAQUI - MA

Contrato	80/2006-EMAP	Obras civis de construção do berço 100, com 320 m de comprimento e 26 m de largura da plataforma, e o alargamento do Cais Sul (berço 101) do Porto do Itaqui.

Situações Encontradas:

(*) Sobrepreço

Observações: Percentual correspondente a 3,39 % do valor do contrato (Acórdão 1372/2007-Plenário, item 9.1.3, atualizado pelo Acórdão 2875/2008 – Plenário, item 9.10).

26101 Ministério da Educação

MS

12.363.1062.1178.0101 - IMPLANTAÇÃO DA ESCOLA AGROTÉCNICA FEDERAL DE NOVA ANDRADINA - MS NO MUNICÍPIO DE NOVA ANDRADINA - MS

Construção da Escola Agrotécnica de Nova Andradina / MS

Obra	S/N

Situações Encontradas:

(*) Desvio de finalidade

Observações:

28233 Superintendência da Zona Franca de Manaus - SUFRAMA

AC

22.846.1020.0506.0012 - APOIO A PROJETOS DE DESENVOLVIMENTO NA AMAZÔNIA OCIDENTAL E ÁREAS DE LIVRE COMÉRCIO DE MACAPÁ E SANTANA - AP-NO ESTADO DO ACRE

DESENVOLVIMENTO NA AMAZÔNIA OCIDENTAL E ÁREAS DE LIVRE COMÉRCIO – MACAPÁ E SANTANA – AC

UF Programa de Trabalho Subtítulo

Objeto Número Descrição do Objeto

Objeto	Número	Descrição do Objeto
Contrato	4.08.081A	Serviços de engenharia para execução das obras de restauração e duplicação da rodovia AC-040, Trecho km 6+500m ao km 19+060m.

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente com risco de dano ao erário

Observações: Contrato 4.08.081A. - Retenção da importância de R$ 109.221,73 (cento e nove mil, duzentos e vinte e um reais, setenta e três centavos) - Acórdão 1718/2008 – Plenário, item 9.1

AM

22.661.0392.2537.0101 - MANUTENÇÃO DO DISTRITO INDUSTRIAL DE MANAUS-NO MUNICÍPIO DE MANAUS - AM

Modernização da malha viária do Distrito Industrial de Manaus

Objeto	Número	Descrição do Objeto
Convênio	57/2007-Suframa/Ciea	

Situações Encontradas:

(*) Irregularidade grave na execução do convênio

Objeto	Número	Descrição do Objeto
Convênio	599274	Revitalização do sistema viário do Distrito Industrial de Manaus

Situações Encontradas:

(*) Irregularidade grave na execução do convênio

Observações: Acórdão 1980/2008-TCU-Plenário e Aviso 1240-GP-TCU, 28.11.08

32226 Companhia Hidro Elétrica do São Francisco - CHESF

BA

25.607.0294.3390.0029 - IRRIGAÇÃO DE LOTES NA ÁREA DO REASSENTAMENTO, COM 20.599 HA, NA USINA DE ITAPARICA (BA) - NO ESTADO DA BAHIA

Usina de Itaparica / BA - Irrigação de Lotes (20.559 ha)

Objeto	Número	Descrição do Objeto
Contrato	CT-I-92.2006.2470.00	Contratação de núcleo de serviços para elaboração de documentos técnicos relativos à regularização fundiária e desenhos para pequenas obras para os projetos e perímetros irrigados de Itaparica.

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

(*) Demais irregularidades graves no processo licitatório

Objeto	Número	Descrição do Objeto
Contrato	CTNI-01.2006.3360.00	Contrat. de núcelo de serviços de cadastro, desenhos relativos a regularização de imóveis e terrenos nas áreas dos acampamentos e reservatórios da Chesf em Paulo Afonso/BA, Itaparica/PE e Xingó/Al/Se.

Situações Encontradas:

(*) Demais irregularidades graves no processo licitatório

Objeto	Número	Descrição do Objeto
Edital	PG-1.01.2006.3360	Contratação de Serviços de cadastro, desenhos relativos à regularização fundiária dos imóveis e terrenos de propriedade da Chesf, em Paulo Afonso-BA, Itaparica-PE e Xingó-AL/SE.

Situações Encontradas:

(*) Demais irregularidades graves no processo licitatório

Objeto	Número	Descrição do Objeto
Edital	PG-1.92.2006.2470	Contratação de núcleo de serviços para elaboração de documentos técnicos relativos à regularização fundiária e de desenho para pequenas obras dos Projetos do Reassentamento de Itaparica.

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

(*) Demais irregularidades graves no processo licitatório

Observações:

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF Programa de Trabalho Subtítulo

Objeto Número Descrição do Objeto

32230 Petróleo Brasileiro S.A. - PETROBRAS

CE

26.785.0289.11SM.0023 - IMPLANTAÇÃO DO TERMINAL DE PECÉM (CE) NO ESTADO DO CEARÁ

(PAC) Implantação de terminal em Pecém (CE)

Objeto	Número	Descrição do Objeto
Edital	0.222.262.06-8	Execução da Terraplenagem e outros serviços para a implantação do Terminal Aquaviário do Pecém - TECÉM, no município de Caucaia-CE

Situações Encontradas:

(*) Sobrepreço

Objeto	Número	Descrição do Objeto
Contrato	4600219150	Elaboração de projeto executivo de detalhamento, assistência técnica à construção e montagem, e atualização de documentos.

Situações Encontradas:

(*) Sobrepreço

Observações:

PE

25.753.0288.1P65.0026 - CONSTRUÇÃO DA REFINARIA ABREU E LIMA, EM RECIFE (PE) - NO ESTADO DE PERNAMBUCO

(PAC) CONSTRUÇÃO DA REFINARIA ABREU E LIMA EM RECIFE (PE)

(PAC) CONSTRUÇÃO DA REFINARIA ABREU E LIMA EM RECIFE (PE)

Objeto	Número	Descrição do Objeto
Contrato	0800.0033808.07.2	Projeto e execução de terraplenagem e serviços complementares de drenagens, arruamento e pavimentação

Situações Encontradas:

(*) Superfaturamento

Observações: Contrato 0800.0033808.07.2 - Retenção cautelar de R$ 71.969.885,59 (valores pagos a maior referentes ao Boletim de Medição 01 ao Boletim de Medição 38) - Processo 008.472/2008-3

PR

25.753.0288.3161.0041 - MODERNIZAÇÃO E ADEQUAÇÃO DO SISTEMA DE PRODUÇÃO DA REFINARIA PRESIDENTE GETÚLIO VARGAS - REPAR, EM ARAUCÁRIA (PR) – NO ESTADO DO PARANÁ

PAC) MODERNIZAÇÃO E ADEQUAÇÃO DA PRODUÇÃO - REFINARIA PRES. GETÚLIO VARGAS (REPAR)/PR

PAC) MODERNIZAÇÃO E ADEQUAÇÃO DA PRODUÇÃO - REFINARIA PRES. GETÚLIO VARGAS (REPAR)/PR

Objeto	Número	Descrição do Objeto
Contrato	0800.0030725.07.2	Serviços de projeto de detalhamento, fornecimento parcial de bens, construção da infraestrutura , construção, montagem, pré-operação e partida da Implementação da Unidade de Propeno da REPAR.

Situações Encontradas:

(*) Sobrepreço

Observações: Retenção cautelar de de R$ 8.111.292,10 (Acórdão 2111/2008 – Plenário)

36901 Fundo Nacional de Saúde

RO

10.846.1214.0808.0446 - ESTRUTURAÇÃO DA REDE DE SERVIÇOS DE ATENÇÃO BÁSICA DE SAÚDE ESTRUTURAÇÃO DE UNIDADES DE ATENÇÃO BÁSICA - CACOAL - RO

Hospital Municipal de Cacoal-RO

Objeto	Número	Descrição do Objeto
Obra	S/N	

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente com risco de dano ao erário
(*) Irregularidade graves concernentes ao aspecto ambiental

Objeto	Número	Descrição do Objeto
Edital	001/2007	Contratação de Empresa para executar Serviços de Construção e Conclusão da Primeira Etapa (Almoxarifado, Vestiário, ambulatório e Execução Parcial da Infra-Estrutura) do Hospital Reg. de Cacoal (RO).

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente
(*) Demais irregularidades graves no processo licitatório
(*) Restrição ao caráter competitivo da licitação

Objeto	Número	Descrição do Objeto
Contrato	091/1991-PGE	Construção do Hospital Regional de Cacoal/RO

Situações Encontradas:

(*) Sobrepreço
(*) Sub-rogação/ subcontratação irregular de contrato
(*) Superfaturamento
(*) Execução orçamentária irregular

Objeto	Número	Descrição do Objeto
Contrato	149/PGE-2007	Conclusão da Primeira Etapa do Hospital Regional de Cacoal (RO), que compreende Almoxarifado, Vestiário, ambulatório e Execução Parcial da Infra-Estrutura, tudo conforme está definido noProjeto Básic

Situações Encontradas:

(*) Demais irregularidades graves no processo licitatório

Observações: Contrato 091/1991-PGE, exceto no que se refere à primeira etapa.

39207 Valec - Engenharia, Construções e Ferrovias S.A.

TO

26.783.1457.5E83.0017 - CONSTRUÇÃO DA FERROVIA NORTE-SUL - AGUIARNÓPOLIS - PALMAS - NO ESTADO DO TOCANTINS - NO ESTADO DO TOCANTINS

PAC) FERROVIA NORTE-SUL - TO

PAC) FERROVIA NORTE-SUL - TO

Objeto	Número	Descrição do Objeto
Contrato	022/2006	Obras de infra-estrutura e superestrutura ferroviária e obras de arte especiais da Ferrovia Norte-Sul, no trecho Ribeirão do Tabocão – Entroncamento da TO-080, Lote 09.

Situações Encontradas:

(*) Sobrepreço

Objeto	Número	Descrição do Objeto
Contrato	035/2007	Obras de infra-estrutura e superestrutura ferroviária e obras de arte especiais da Ferrovia Norte - Sul,no trecho do TO - 080 Palmas (km 719,16) - Córrego Jaboti (km 818,30),Lote 12,com 99,14 km

Situações Encontradas:

(*) Sobrepreço

Objeto	Número	Descrição do Objeto
Contrato	036/2007	Obras de infra-estrutura e superestrutura ferroviária e obras de arte especiais da Ferrovia Norte-Sul,no Córrego Jaboti (km 818,30) - Córrego Cabeceira Grande (km 927,76),lote 13,com 109,46 km de exte

Situações Encontradas:

(*) Sobrepreço

Objeto	Número	Descrição do Objeto
Contrato	037/2007	Obras de infra-estrutura e superestrutura ferroviária e obras de arte especiais da Ferrovia Norte-Sul,no Córrego Cabeceira Grande (km 927,76) - Córrego Chicote (km 1029,89),lote 14,com 102,13 km de ex

Situações Encontradas:

(*) Sobrepreço

UF | Programa de Trabalho | Subtítulo

Objeto | Número | Descrição do Objeto

Objeto	Número	Descrição do Objeto
Contrato	038/2007	Obras de infra-estrutura e superestrutura ferroviária e obras de arte especiais da Ferrovia Norte-Sul,Córrego Chicote (km 1029,89) - Rio CanaBrava (km 1095,71), Lote 15,com 65,82 km de extensão (Conco

Situações Encontradas:

(*) Sobrepreço

Observações: Retenção cautelar na forma do Acórdão 2143/2008 – Plenário

39252 Departamento Nacional de Infra-Estrutura de Transportes - DNIT

ES

26.782.0220.2834.0032 - RESTAURAÇÃO DE RODOVIAS FEDERAIS NO ESTADO DO ESPÍRITO SANTO

Restauração de Rodovias Federais - ES

Objeto	Número	Descrição do Objeto
Contrato	PG-019/00-00	obras de restauração na rodovia BR-101/ES, segmento Km 0,0 - Km 149,0.

Situações Encontradas:

(*) Administração irregular de contratos

(*) Sobrepreço

Observações:

26.782.0220.3E33.0032 - RECUPERAÇÃO DE TRECHOS RODOVIÁRIOS - VITÓRIA - DIVISA ES/MG - NA BR-262 - NO ESTADO DO ESPÍRITO SANTO NO ESTADO DO ESPÍRITO SANTO

Adequação de Acessos Rodoviários no Corredor Leste BR-262/ES - em Vitória (Sul)

Objeto	Número	Descrição do Objeto
Contrato	PG-018/98	Execução da Obras de Melhoramentos e restauração, com duplicação de via, restauração da pista existente, na BR-262/ES, trecho km 10,1 - km 19,3

Situações Encontradas:

(*) Superfaturamento

(*) Sobrepreço

(*) Irregularidades graves em preços ou pagamentos

Observações:

26.782.0230.7150.0101 - CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-342 NO ESTADO DO ESPÍRITO SANTO TRECHO ENTRONCAMENTO BR-101/ES - NOVA VENÉCIA - ECOPORANGA - DIVISA ES/MG - ES

Construção de Trechos Rodoviários no Corredor Leste / BR-342/ES - Entroncamento BR-101 - Divisa ES/MG

Objeto	Número	Descrição do Objeto
Projeto Básico	S/N	

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente com risco de dano ao erário

Objeto	Número	Descrição do Objeto
Contrato	PG-093/2001-99	Cessão e transferência das obrigações do Contrato 02/2000-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Ecoporanga - Pavão; Lote 2: Estaca 1855 a 2817.

Situações Encontradas:

(*) Medição/ pagamento de serviços não realizados

(*) Sobrepreço

Objeto	Número	Descrição do Objeto
Contrato	PG-094/01-99	Cessão e transferência das obrigações do Contrato 01/2001-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Divisa ES/MG-Ecoporanga; Estaca 0 a 2480.

Situações Encontradas:

(*) Medição/ pagamento de serviços não realizados

(*) Sobrepreço

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF | Programa de Trabalho | Subtítulo

Objeto | Número | Descrição do Objeto

(*) Alterações indevidas de projetos e especificações com risco de dano ao erário

Contrato	PG-095/2001-99	Cessão e transferência das obrigações do Contrato 01/2000-DER/ES, na continuação das obras da Rodovia BR-342/ES; Segmento: Ecoporanga - Pavão; Lote 1: Estaca 0 a 1855

Situações Encontradas:

(*) Sobrepreço

Observações:

26.782.0230.7F18.0058 - CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NO ESTADO DO ESPÍRITO SANTO TRECHO MUQUI-BOM JESUS DO NORTE - BR-393 - ES

Construção de Trechos Rodoviários na BR-393/ES - Trecho Bom Jesus - Cachoeiro do Itapemirim - ES

Contrato	TT-0015/2002	Execução de Restauração e Implantação da BR-393, trecho Cachoeiro de Itapemirim-Bom Jesus do Norte - Div ES/RJ.

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente com risco de dano ao erário

(*) Sobrepreço

Observações: Contrato TT-0015/2001, apenas no que se refere aos serviços de implantação (km 26, 17 ao km 75, 77)

MG

26.782.1458.7152.0031 - CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO MG-170 (ILICÍNEA) - ENTRONCAMENTO BR-491/MG-050 (SÃO SEBASTIÃO DO PARAÍSO) - NA BR-265 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS

(PAC) Contrução de Trechos Rodoviários no Corredor Leste / BR-265/MG - Divisa RJ/MG - Ilicinéia- Divisa MG/SP

Contrato	UT-06-0017/02-00	Implantação e Pavimentação na rododovia BR-265/MG, Entr. BR-116/356 (Muriaé) - Divisa: MG/SP, Subtrecho: Ilicínea - Entr. BR-491/MG-050, Segmento: km 538,8 ao km 593,8, Extensão: 55,0 km

Situações Encontradas:

(*) Descumprimento de deliberações do TCU

Contrato	UT-06-0025/02-00	Implantação e pavimentação na rodovia BR-265/MG, trecho Entr.BR-116/356 (Muriaé) - Divisa MG/SP, subtrecho Ilicínia - Entr. BR-491/MG-050, segmento km 469,7 ao km 517,5, extensão 47,8 km.

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

(*) Irregularidade graves concernentes ao aspecto ambiental

Observações:

MS

26.783.0232.5E52.0056 - CONSTRUÇÃO DE TERMINAL INTERMODAL - NO MUNICÍPIO DE CAMPO GRANDE - NO ESTADO DO MATO GROSSO DO SUL-NO ESTADO DO MATO GROSSO DO SUL

Construção do Terminal Intermodal - MS

CONSTRUÇÃO DE TERMINAL INTERMODAL - MS

Contrato	145/2007	Execução de obras visando à implantação da infra-estrutura do Terminal Intermodal de Campo Grande/MS

Situações Encontradas:

(*) Sobrepreço

Observações: Contrato 145/2007 - Retenção cautelar de 12,96%, referente aos valores das futuras medições - TC 015.470/2008-9

PA

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF | Programa de Trabalho | Subtítulo

Objeto | Número | Descrição do Objeto

26.782.1457.10KR.0015 - CONSTRUÇÃO DE TRECHO RODOVIÁRIO - MARABÁ - ALTAMIRA - NA BR-230 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ

(PAC) BR-230/PA Construção Marabá - Altamira - Itaituba / Anel Viário de Itaituba

Objeto	Número	Descrição do Objeto
Projeto Básico	S/N	

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente

Objeto	Número	Descrição do Objeto
Contrato	PD/2-0003/2001	Construção e pavimentação e OAE na Rod. BR-230/PA,lote único,trecho Div. TO/PA-Div. PA/AM,sub. Marabá-Belo Monte,seg. Marabá-Itupiranga,ext. 43,7 km.

Situações Encontradas:

(*) Superfaturamento

Objeto	Número	Descrição do Objeto
Contrato	PD/2-009/01-00	Serviços remanescentes de terraplenagem, pavimentação e obras de artes especiais na BR-230/PA, trecho div. TO/PA - div. PA/AM, subtrecho Itupiranga - Altamira, segmento km 147,0 - km 252,0 (Lote 2)

Situações Encontradas:

(*) Superfaturamento
(*) Acréscimo do valor contratual superior ao limite legal
(*) Contratação sem a regular licitação

Objeto	Número	Descrição do Objeto
Contrato	PD/2-032/00-00	Obras de terraplenagem,pavimentação e obras de artes especiais na Rodovia BR-230/PA,trecho Div. TO/PA-Div.PA/AM,subt. Itupiranga-Altamira,km 147-km252

Situações Encontradas:

(*) Contratação sem a regular licitação

Objeto	Número	Descrição do Objeto
Contrato	PD/2-033/00-00	Terraplenagem,pavimentação e obras de artes especiais na Rodovia BR-230/PA,trecho Div. TO/PA-Div. PA/AM,subt. Itupiranga-Altamira,km 357-km505,28.

Situações Encontradas:

(*) Acréscimo do valor contratual superior ao limite legal
(*) Superfaturamento
(*) Contratação sem a regular licitação

Objeto	Número	Descrição do Objeto
Contrato	PD/2-034/00/00	Obras de terraplenagem,pavimentação e obras de artes especiais na Rodovia BR-230/PA,trecho Div. TO/PA-Div. PA/AM,subt. Itupiranga-Altamira,km 42-km147

Situações Encontradas:

(*) Contratação sem a regular licitação
(*) Acréscimo do valor contratual superior ao limite legal

Objeto	Número	Descrição do Objeto
Contrato	PD/2-035/00-00	Terraplenagen,pavimentação e obras de artes especiais na Rodovia BR-230/PA,trecho Div. TO/PA-Div. PA/AM,subt. Itupiranga-Altamira, km 252-km 357.

Situações Encontradas:

(*) Contratação sem a regular licitação
(*) Superfaturamento
(*) Acréscimo do valor contratual superior ao limite legal

Observações:

PE

26.782.1459.7435.0026 - ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA PB/PE - DIVISA PE/AL - NA BR-101 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO

(PAC) BR-101/PE - ADEQUAÇÃO TRECHO DIVISA PB/PE - DIVISA PE/AL

PAC) BR-101/PE - ADEQUAÇÃO TRECHO DIVISA PB/PE - DIVISA PE/AL

UF | Programa de Trabalho | Subtítulo

Objeto | Número | Descrição do Objeto

Objeto	Número	Descrição do Objeto
Contrato	0254/2006	Restauração, duplicação e OAEs da BR-101 NE - subtrecho: entr. PE064/85 - entr. PE-126 (Catende) - km 148,5 a 188,5 - Lote 8

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

Objeto	Número	Descrição do Objeto
Contrato	13/2007	Execução de serviços técnicos de gerenciamento do programa de obras de duplicação e restauração da pista existente na BR-101/RN/PB/PE, bem como no acompanhamento dos trabalhos de supervisão

Situações Encontradas:

(*) Sobrepreço

Objeto	Número	Descrição do Objeto
Contrato	136/2001-00	Elaboração de projeto executivo de adequação de capacidade e supervisão das obras da Rodovia BR-101-PE, no trecho compreendido entre Div. PB-PE e Entr. PE 035 (Igarassu), Lote 6 (extensão 41,4 Km).

Situações Encontradas:

(*) Sobrepreço

Objeto	Número	Descrição do Objeto
Contrato	140/2001-00	Elaboração de projeto executivo de adequação de capacidade e supervisão das obras no trecho compreendido entre o Entr. PE-064-085 (Ribeirão) e o Entr. PE-126 (Palmares), Lote 8 (Extensão 40,0Km).

Situações Encontradas:

(*) Sobrepreço

Objeto	Número	Descrição do Objeto
Contrato	141/2001-00	Elaboração de projeto executivo de adequação de capacidade e supervisão das obras, no trecho compreendido entre Entr. PE-025-028-037 (Cabo) e Entr. PE-064-085 (Ribeirão), Lote 7 (Extensão 43,9Km).

Situações Encontradas:

(*) Sobrepreço

Objeto	Número	Descrição do Objeto
Contrato	235/2006-00	Execução de serviços técnicos de gestão ambiental para as obras de ampliação da capacidade da Rodovia BR-101 - Trecho situado entre RN e PE

Situações Encontradas:

(*) Sobrepreço

Observações: Retenção cautelar da quantia correspondente a sobrepreço apurado no custo dos veículos, nos termos dos Relatórios de Fiscalização do processo TC nº 007.599/2008-8 (processo TC nº 007.535/2008-0)

PI

26.783.0222.3444.0022 - EXPANSÃO DO SISTEMA DE TRENS URBANOS DE TERESINA - PI - NO ESTADO DO PIAUÍ

Trens Urbanos de Teresina / PI - Expansão do Sistema

Objeto	Número	Descrição do Objeto
Convênio	436349	Construção do Ramal Bandeira, com cerca de 1 km de extensão; melhoria na frota de material rodante; e execução de obras complementares.

Situações Encontradas:

(*) Irregularidade grave na execução do convênio

Objeto	Número	Descrição do Objeto
Contrato	AT-N. 30/87	Terraplanagem, Obras de Artes Especiais, Drenagem, Obras de Arte Correntes, Superestrutura, Obras Complementares e Edificações na via férrea da Travessia Ferroviária de Teresina.

Situações Encontradas:

(*) Restrição ao caráter competitivo da licitação

(*) Demais irregularidades graves no processo licitatório

(*) Projeto básico/executivo deficiente ou inexistente ocasionando possível nulidade do processo licitatório ou do contrato

(*) Sobrepreço

Observações: Contrato AT-N 30/87, exceto quanto à construção do ramal Bandeira.

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF | Programa de Trabalho | Subtítulo

Objeto | Número | Descrição do Objeto

PR

26.782.0233.5E53.0041 - CONSTRUÇÃO DE CONTORNO RODOVIÁRIO - NO MUNICÍPIO DE FOZ DO IGUAÇU - BR-469 - NO ESTADO DO PARANÁ NO ESTADO DO PARANÁ

Construção de Rodovias Federais - PR

Contrato	TT - 0294/2005	Construção, pavimentação e restauração do Contorno Rodoviário de Foz de Iguaçu/PR, nas rodovias BR-277/PR e 469/PR

Situações Encontradas:

(*) Ausência de planilha orçamentária de quantitativos e preços unitários referentes ao projeto básico e/ou executivo

(*) Sobrepreço

(*) Sub-rogação/ subcontratação irregular de contrato

Observações: Contrato TT-0294/2005, exceto quanto ao trecho compreendido entre o km 0 e o km 1,7

26.782.0233.7F09.0056 - CONSTRUÇÃO DE TRECHO RODOVIÁRIO - PORTO CAMARGO - CRUZEIRO DO OESTE - NA BR-487 - NO ESTADO DO PARANÁ NO ESTADO DO PARANÁ

BR-487/PR Construção Porto Camargo - Campo Mourão

Contrato	171/98	Lote 02 - Construção e pavimentação de 21,10 km

Situações Encontradas:

(*) Sub-rogação/ subcontratação irregular de contrato

(*) Demais irregularidades graves no processo licitatório

Observações:

RN

26.782.1459.7626.0024 - ADEQUAÇÃO DE TRECHO RODOVIÁRIO - NATAL - DIVISA RN/PB - NA BR-101 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE

PAC) BR-101/RN - ADEQUAÇÃO TRECHO NATAL - DIVISA RN/PB

PAC) BR-101/RN - ADEQUAÇÃO TRECHO NATAL - DIVISA RN/PB

Contrato	250/2006-00	Execução dos serviços de restauração, duplicação e obras de artes especiais do Lote 2 da BR/101-NE

Situações Encontradas:

(*) Sub-rogação/ subcontratação irregular de contrato

Observações: Retenção cautelar de todos os pagamentos dos serviços e obras dos pagamentos subcontratados, até que o DNIT analise e ateste a regularidade das empresas subcontratadas, notadamente no que diz respeito à idoneidade, observando-se os aspectos de habilitação jurídica, qualificação técnica (operacional e profissional quanto ao serviço ou obra subcontratados), situação econômicofinanceira e regularidade fiscal, conforme exigido no Edital da licitação respectiva (Processo TC nº 007.562/2008-8, Relatório de Fiscalização, Item 6 – Encaminhamento)

RO

26.782.1456.113Y.0011 - CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO BR-364 - ENTRONCAMENTO R0-478 (FRONTEIRA BRASIL-BOLÍVIA) (COSTA MARQUES) - NA BR-429 - NO ESTADO DE RONDÔNIA

BR-429/RO - Construção Presidente Médici - Costa Marques

Execução Orçamentária	S/N	

Situações Encontradas:

(*) Execução orçamentária irregular

Contrato	066-PG/DER/RO	Serviço de restauração, adequação e pavimentação da BR 429/RO

Situações Encontradas:

(*) Superfaturamento
(*) Administração irregular de contratos

Contrato	067-PG/DER/RO	Serviços de restauração, adequação e pavimentação da BR-429/RO

Situações Encontradas:

(*) Superfaturamento
(*) Sobrepreço
(*) Sub-rogação/ subcontratação irregular de contrato

Observações:

26.782.1456.203A.0011 - MANUTENÇÃO DE TRECHOS RODOVIÁRIOS NA BR-364-NO ESTADO DE RONDÔNIA

BR-364/RO-Restauração

Contrato	PG-133/1999-00	Restauração da Rodovia BR-364/RO, Trecho Nova Vida - Ponte sobre o Rio Preto, Subtrecho KM 469,0 - KM 568,8

Situações Encontradas:

(*) Demais irregularidades graves no processo licitatório

Contrato	PG-210/1999-00	Restauração da Rodovia BR-364/RO, Trecho Ponte sobre o Rio Preto - Candeias do Jamari, Subtrecho KM 568,8 - KM 700,6

Situações Encontradas:

(*) Sub-rogação/ subcontratação irregular de contrato

Contrato	UT 22.1.0.00.0002/20	Serviços de Manutenção (Conservação/Recuperação) na Rodovia BR-364/RO, Trecho Rio Preto do Crespo - Candeias do Jamari, Subtrecho KM 578,1 - KM 700,6.

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente

Contrato	UT/22/0002/2002-00	Serviços de Supervisão e Controle das Obras de Restauração da BR-364/RO, Trecho Nova Vida - Candeias do Jamari, Subtrecho KM 469,0 - KM 700,6

Situações Encontradas:

(*) Medição/ pagamento de serviços não realizados

Observações: Contratos 210/1999-00, PG/1999-00 e UT/22/0002/2002-00

RR

26.782.0220.2834.0014 - RESTAURAÇÃO DE RODOVIAS FEDERAIS NO ESTADO DE RORAIMA

(PAC) Restauração de Rodovias Federais No Estado de Roraima

Obra	S/N

Situações Encontradas:

(*) Deficiência grave na qualidade nos serviços executados
(*) Projeto básico/executivo deficiente ou inexistente

Contrato	060/2006	Revitalização da BR-174-RR (trecho Div Am/RR - Vila do Equador)

Situações Encontradas:

(*) Alterações indevidas de projetos e especificações

Contrato	061/2006	Revitalização da BR-174-RR (trecho Rio Dias - Caracaraí)

Situações Encontradas:

(*) Alterações indevidas de projetos e especificações

Contrato	063/2006	Revitalização da BR-174-RR (trecho Boa Vista - fronteira VE)

Situações Encontradas:

(*) Superfaturamento

Anexo VI
SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF | Programa de Trabalho | Subtítulo

Objeto | Número | Descrição do Objeto

Observações:

26.782.0238.7638.0014 - CONSTRUÇÃO DA PONTE SOBRE O RIO ITACUTÚ - NA BR-401 - NO ESTADO DE RORAIMA NO ESTADO DE RORAIMA

Construção de Trechos Rodoviários no Corredor Fronteira-Norte / BR-401/RR - Boa Vista- Normandia - Bonfim (Fronteira Guiana) - Ponte s/ o Rio Itacutu

Objeto	Número	Descrição do Objeto
Contrato	CP nº 001/2001	Serviço de construção de pontes de concreto armado sobre os rios Itacutu (comprimento 230,00 m) e Arraia (120,00 m)

Situações Encontradas:

(*) Sobrepreço

(*) Superfaturamento

Observações: Contrato CP nº 001/2001, exceto execução dos serviços de pavimentação do tabuleiro da ponte sobre o Rio Arraia.

26.782.0238.7E95.0056 - CONSTRUÇÃO DE CONTORNO RODOVIÁRIO - NO MUNICÍPIO DE BOA VISTA (SUL E NORTE) (KM 496,10 - KM 524,10) - NA BR-174 - NO ESTADO DE RORAIMA-NO ESTADO DE RORAIMA

Segmento: Km 496,10 - Km 524,10, extensão de 28,67 Km

CONSTRUÇÃO DO CONTORNO RODOVIÁRIO DE BOA VISTA - BR-174 - RR

Objeto	Número	Descrição do Objeto
Contrato	0035/2007	Restauração e Duplicação da BR-174 Sul, Segmento Km 505,00 – Km 495,80, extensão de 9,20 Km; Pavimentação da BR-174 - Contorno Oeste de Boa Vista,

Situações Encontradas:

(*) Sobrepreço

Observações: Retenção cautelar na forma do Acórdão1953/2008-Plenário, item 9.1.1, com a redação dada pelo Acórdão 2552/2008 – Plenário, item 9.2

TO

26.782.0237.11V8.0017 - CONSTRUÇÃO DE TRECHO RODOVIÁRIO - DIVISA TO/MA - APARECIDA DO RIO NEGRO - NA BR-010 - NO ESTADO DE TOCANTINS NO ESTADO DO TOCANTINS

BR-010/TO - Entroncamento TO-030 - Divisa TO/MA

Objeto	Número	Descrição do Objeto
Projeto Básico	S/N	

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente

Objeto	Número	Descrição do Objeto
Contrato	020/2002	Implantação e pavimentação asfáltica BR-010, trecho: TO/GO-TO/MA, sub-trecho: Aparecida do Rio Negro/Goiatins, segmento: Aparecida do Rio Negro (estaca 0)/Córrego Lontras (estaca 3.675) (Lote 01).

Situações Encontradas:

(*) Alterações indevidas de projetos e especificações

(*) Superfaturamento

Objeto	Número	Descrição do Objeto
Contrato	021/2002	Implantação e pavimentação asfáltica BR-010, trecho: TO/GO-TO/MA, sub-trecho: Aparecida do Rio Negro/Goiatins, Córrego Lontras (estaca 3.675) a Santa Maria do Tocantins (estaca 7.398+17,323) Lote 02.

Situações Encontradas:

(*) Superfaturamento

(*) Medição/ pagamento de serviços não realizados

(*) Alterações indevidas de projetos e especificações

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF	Programa de Trabalho	Subtítulo		
		Objeto	Número	Descrição do Objeto
		Contrato	023/2002	Implantação e pavimentação asfáltica BR-010, trecho: Divisa TO/GO-TO/MA, sub-trecho: Aparecida do Rio Negro/Goiatins, seguimento Cartucho (estaca 4.485)/Goiatins (estaca 7.902) Lote 04.

Situações Encontradas:

(*) Deficiência grave na qualidade nos serviços executados
(*) Superfaturamento
(*) Medição/ pagamento de serviços não realizados
(*) Alterações indevidas de projetos e especificações

Objeto	Número	Descrição do Objeto
Convênio	494.101	Execução de obras de construção, pavimentação, OAE E OAC na rodovia BR-010/TO trecho Aparecida do Rio Negro - Divisa TO/MA

Situações Encontradas:

(*) Deficiência grave de fiscalização/supervisão
(*) Alterações indevidas de projetos e especificações

Objeto	Número	Descrição do Objeto
Contrato	UT/23 - 006/2007	Execução dos serviços técnicos de supervisão das obras da Rodovia BR-010/TO, no trecho Aparecida do Rio Negro ¿ Goiatins.

Situações Encontradas:

(*) Deficiência grave de fiscalização/supervisão

Observações:

26.782.0237.5710.0011 - CONSTRUCAO DE TRECHOS RODOVIARIOS NO CORREDOR ARAGUAIA-TOCANTINS-TOCANTINS

BR-230/TO - Construção Divisa MA/TO - Divisa TO/PA

Objeto	Número	Descrição do Objeto
Contrato	86/2000	Execução de serviços de terraplenagem, pavimentação asfáltica e obras de artes especiais na BR-230, subtrecho km 20 (a partir do Estreito)/Luzinópolis

Situações Encontradas:

(*) Sobrepreço

Observações:

26.782.0237.7224.0107 - CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS NA BR-235 NO ESTADO DE TOCANTINS TRECHO PEDRO AFONSO - DIVISA TO/MA - TO

BR-235/TO - Construção Divisa TO/MA - Divisa TO/PA

Objeto	Número	Descrição do Objeto
Obra	S/N	

Situações Encontradas:

(*) Irregularidade graves concernentes ao aspecto ambiental
(*) Projeto básico/executivo deficiente ou inexistente

Objeto	Número	Descrição do Objeto
Contrato	184/2000	Execução dos serviços de terraplenagem, pavimentação asfáltica e obras de arte correntes e especiais na rodovia BR-235, Lote 1 (Estaca 4.520 a 00)

Situações Encontradas:

(*) Sobrepreço
(*) Reajustamento irregular
(*) Ausência de cadastramento de contrato ou convênio no SIASG

Objeto	Número	Descrição do Objeto
Contrato	185/2000	Execução dos serviços de terraplenagem, pavimentação asfáltica e obras de arte correntes e especiais na rodovia BR-235, Lote 2 (Estaca 7.742 a 4.520)

Situações Encontradas:

(*) Reajustamento irregular
(*) Ausência de cadastramento de contrato ou convênio no SIASG
(*) Sobrepreço

Observações: Convênio SIAFI nº 330496, referente ao objeto dos contratos 184/2000 e 185/2000

44101 Ministério do Meio Ambiente

PI

04.054.0077.1238.5121 - CONSTRUÇÃO DA BARRAGEM DO RANGEL EM REDENÇÃO DO GURGUÉIA NO ESTADO DO PIAUÍ

Construção da Barragem Rangel - Redenção do Gurguéia - PI

Objeto	Número	Descrição do Objeto
Projeto Básico	S/N	

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente

Objeto	Número	Descrição do Objeto
Contrato	15/1994	Construção do Açude Rangel, localizado no município de Redenção do Gurguéia/PI

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente

Observações:

18.541.0497.3041.0004 - PROJETOS PARA PREVENÇÃO DE ENCHENTES / CONTROLE DE ENCHENTES NO RIO POTY - TERESINA - PI (AV. MARGINAL LESTE)

Av. Marginal Leste - Controle Enchentes Rio Poty - Teresina

Objeto	Número	Descrição do Objeto
Execução Orçamentária	S/N	

Situações Encontradas:

(*) Execução orçamentária irregular

Objeto	Número	Descrição do Objeto
Edital	002/97	Construção da Av. Marginal Leste, margendo o Rio Poty, em Teresina /PI

Situações Encontradas:

(*) Demais irregularidades graves no processo licitatório
(*) Restrição ao caráter competitivo da licitação
(*) Ausência, no edital, de critério de aceitabilidade de preços máximos

Objeto	Número	Descrição do Objeto
Contrato	01/99	Construção da Av. Marginal Leste, margeando o Rio Poty, em Teresina /PI.

Situações Encontradas:

(*) Sobrepreço
(*) Termo aditivo superior aos limites legais sem atendimento à Dc 215/99-P

Observações:

52212 Empresa Brasileira de Infra-Estrutura Aeroportuária - INFRAERO

AP

26.781.0631.1F53.0016 - CONSTRUÇÃO DE TERMINAL DE PASSAGEIRO NO AEROPORTO INTERNACIONAL DE MACAPÁ - NO ESTADO DO AMAPÁ

(PAC) Melhoramentos no Aeroporto de Macapá - AP

Objeto	Número	Descrição do Objeto
Contrato	045-ST/2006/0031	Contratação dos serviços de consultoria técnica e apoio à fiscalização da elaboração de projetos, de orçamento e da execução das obras e serviços de engenharia a cargo da Gerência em Macapá.

Situações Encontradas:

(*) Descumprimento de deliberações do TCU

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF | Programa de Trabalho | Subtítulo

Objeto	Número	Descrição do Objeto
Contrato	061-EG/2004/0031	contratação para execução das obras e serviços de engenharia de construção do novo terminal de passageiros, do sistema viário, edificações, ampliação do pátio de aeronaves do novo Aeroporto de Macapá.

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato
(*) Medição/ pagamento de serviços não realizados
(*) Descumprimento de deliberações do TCU

Observações:

ES

26.781.0631.1J95.0032 - CONSTRUÇÃO DE TERMINAL DE PASSAGEIROS, DE TORRE DE CONTROLE E DE SISTEMA DE PISTA DO AEROPORTO DE VITÓRIA - NO ESTADO DO ESPÍRITO SANTO

(PAC) Melhoramentos no Aeroporto de Vitória - ES

Objeto	Número	Descrição do Objeto
Contrato	067-EG/2004/0023	Obras de ampliação e melhorias do complexo do Aeroporto de Vitória/ES

Situações Encontradas:

(*) Execução/pagamento de serviços não previstos no contrato

Observações:

RJ

26.781.0631.1F54.0033 - REFORMA E AMPLIAÇÃO DO TERMINAL DE PASSAGEIROS E DO SISTEMA DE PISTAS E PÁTIOS DO AEROPORTO SANTOS DUMONT (RJ) - NO
ESTADO DO RIO DE JANEIRO

(PAC) MELHORAMENTOS NO AEROPORTO SANTOS DUMONT - RJ

(PAC) MELHORAMENTOS NO AEROPORTO SANTOS DUMONT - RJ

Situações Encontradas:

(*) Superfaturamento

Observações: Retenção cautelar de R$ 13.679.645,85 (Acórdão 2526/2007 – Plenário, Acórdão 2554/2008 – Plenário e Acórdão 347/2008 - Plenário)

SP

26.781.0631.1J99.0035 - ADEQUAÇÃO E AMPLIAÇÃO DO SISTEMA DE PISTAS E PATIOS DO AEROPORTO INTERNACIONAL DE GUARULHOS (SP) - NO ESTADO DE SÃO PAULO

PAC) REFORMA E AMPLIAÇÃO DO AEROPORTO DE GUARULHOS - SP

PAC) REFORMA E AMPLIAÇÃO DO AEROPORTO DE GUARULHOS - SP

Objeto	Número	Descrição do Objeto
Contrato	0066-EG/2004/0057	Obras de implantação, adequação, ampliação e revitalização dos sistemas de pátios/pistas, de macrodrenagem, separador água/óleo e sistema viário, e elaboração de projetos executivos.

Situações Encontradas:

(*) Superfaturamento

Observações: Retenção cautelar do sobrepreço calculado em 70.984.777,70 (Acórdão 1891/2008 – Plenário

53101 Ministério da Integração Nacional

AL

18.541.1138.1C56.0101 - CONCLUSÃO DE OBRAS DE MACRODRENAGEM NOS TABULEIROS DOS MARTINS NO ESTADO DE ALAGOAS NO MUNICÍPIO DE MACEIÓ - AL

Drenagem do Tabuleiro dos Martins - Maceió

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF	Programa de Trabalho	Subtítulo		
		Objeto	Número	Descrição do Objeto

Obra S/N

Situações Encontradas:

(*) Alterações indevidas de projetos e especificações
(*) Demais irregularidades graves no processo licitatório
(*) Restrição ao caráter competitivo da licitação

Contrato 01/97 — Contratação de serviços de Engenharia necessários à Ampliação da Macrodrenagem da área denominada de Grande Tabuleiro em Maceió - AL.

Situações Encontradas:

(*) Descumprimento de deliberações do TCU
(*) Superfaturamento

Convênio 526644 — Execução de Obras de Macrodrenagem do Tabuleiro dos Martins - Interligação das Lagoas 1 - 2/3, por meio de túnel NATM com diâmetro de 3,00 m e extensão de 328 m, no município de Maceó/AL.

Situações Encontradas:

(*) Irregularidade grave na execução do convênio

Observações: Ficam excetuadas da vedação, exclusivamente, a realização do dissipador de energia do extravasor, do emboque da lagoa 2-3 e da adequação da calha do rio Jacarecica, observados os itens 9.5.1 e 9.5.2 do Acórdão nº 1.093/2006 – TCU – Plenário".

18.544.0515.10CT.0027 - CONSTRUÇÃO DO CANAL ADUTOR DO SERTÃO ALAGOANO DELMIRO GOUVEIA NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS

(PAC) Canal do Sertão - Alagoas

Contrato 01/93-CPL-AL — Obras do Canal de Adução do Sistema Integrado de Aproveitamento dos Recursos Hídricos para o Sertão Alagoano, trecho do Km 0 ao Km 45.

Situações Encontradas:

(*) Reajustamento irregular
(*) Ausência de justificativa para preços acima dos de sistemas de referência, conforme determinado na LDO
(*) Superfaturamento
(*) Sobrepreço

Contrato 10/2007 - CPL/AL — Obras e Serviços de Execução do Canal do Sertão Adutor, trecho compreendido entre os Km 45 e Km 64,7; Sistema e Instalações Elétricas e de Bombeamento relativos à Estação Elevatória do sistema de Aduç

Situações Encontradas:

(*) Ausência de justificativa para preços acima dos de sistemas de referência, conforme determinado na LDO

Observações: Retenção cautelar no valor de R$ 66.109.998,86 (ou o oferecimento de garantias bancárias previstas no art. 56, § 1º, da Lei no 8.666/93, no mesmo valor), nos termos do item 9.1 do Acórdão 2860/2008 – TCU - Plenário

BA

20.607.0379.1836.0052 - CONSTRUCAO DE OBRAS DE INFRA-ESTRUTURA DE IRRIGACAO DE USO COMUM-MALHADA DOS BOIS

Construção da Adutora Serra da Batateira/BA

Contrato 001/99 — Execução dos Serviços de Aproveitamento Agrícola do Riacho Tatauí.

Situações Encontradas:

(*) Demais irregularidades graves no processo licitatório
(*) Superfaturamento
(*) Desvio de finalidade

UF Programa de Trabalho Subtítulo

Objeto Número Descrição do Objeto

Observações: Convênio SIAFI 134204, referente ao objeto do Contrato 001/99

GO

20.607.0379.5252.0052 - IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO FLORES DE GOIÁS COM 3.800 HA NO ESTADO DE GOIÁS NO ESTADO DE GOIÁS

Implantação Perímetro de Irrigação Flores de Goiás / GO

Obra S/N

Situações Encontradas:

(*) Problemas com desapropriações

Observações: O bloqueio a essa obra atinge a execução da 3a etapa do perímetro, com exceção das despesas com estudos relativos à avaliação econômica do empreendimento ou com desapropriações. O acórdão 1.386/2008 traz a liberação de recursos para mais uma parte da 3a etapa do empreendimento, relativa a obras emergenciais no vertedouro complementar e no novo vertedouro da barragem Paranã, nos termos dos itens 14 e 15 do Voto do Ministro relator.

MA

18.544.0515.5E64.0021 - CONSTRUÇÃO DO SISTEMA ADUTOR DO ITAPECURU - ITALUÍS II NO ESTADO DO MARANHÃO

Construção da Adutora Italuís / MA

Contrato 071/2000-RAJ Execução do lote II do sistema produtor do Itapecuru

Situações Encontradas:

(*) Sobrepreço

Contrato 072/2000-RAJ Execução do lote I do sistema produtor do Itapecuru

Situações Encontradas:

(*) Sobrepreço

Observações: Contrato 071/2000-RAJ, exceto quanto aos recursos para conclusão do projeto executivo e para preservação dos materiais expostos a intempérie. Contrato 072/2000-RAJ, exceto, quanto aos recursos para conclusão do projeto executivo e para preservação dos materiais expostos a intempérie.

PI

18.544.0515.11ON.0022 - CONSTRUÇÃO DA ADUTORA DO SUDESTE PIAUIENSE COM 147 KM NO ESTADO DO PIAUÍ NO ESTADO DO PIAUÍ

Supervisão, fiscalização e controle da execução das obras de construção da adutora do Sudeste Piauiense..

Edital 07/2005

Situações Encontradas:

(*) Demais irregularidades graves no processo licitatório

Contrato 178/2006

Situações Encontradas:

(*) Sobrepreço

Contrato 91/2006

Situações Encontradas:

(*) Demais irregularidades graves no processo licitatório

Contrato AJ - 27/99

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

Observações:

RN

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF | Programa de Trabalho | Subtítulo

Objeto | Número | Descrição do Objeto

18.544.0515.109J.0024 - CONSTRUÇÃO DE ADUTORAS NO ESTADO DO RIO GRANDE DO NORTE

Construção da Adutora de Santa Cruz - RN

Construção da Adutora de Santa Cruz - RN

Objeto	Número	Descrição do Objeto
Contrato	900080	Ampliação do sistema de abastecimento de água de Mossoró - RN.

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

Implantação do Perímetro de Irrigação Santa Cruz - Apodi / RN

Objeto	Número	Descrição do Objeto
Contrato	PGE-13/2002	Elaboração do Projeto Básico de Irrigação Santa Cruz / Apodi, para uma área bruta de 9.236 ha, incluindo ainda levantamentos geológicos, cartográficos, aerofotogramétricos, cadastrais e pedológicos.

Situações Encontradas:

(*) Descumprimento de deliberações do TCU

Observações:

18.544.0515.109J.0024 - CONSTRUÇÃO DE ADUTORAS NO ESTADO DO RIO GRANDE DO NORTE

Construção da Adutora de Santa Cruz - RN

Construção da Adutora de Santa Cruz - RN

Objeto	Número	Descrição do Objeto
Projeto Básico	S/N	

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente

Implantação do Perímetro de Irrigação Santa Cruz - Apodi / RN

Objeto	Número	Descrição do Objeto
Contrato	PGE-13/2002	Elaboração do Projeto Básico de Irrigação Santa Cruz / Apodi, para uma área bruta de 9.236 ha, incluindo ainda levantamentos geológicos, cartográficos, aerofotogramétricos, cadastrais e pedológicos.

Situações Encontradas:

(*) Ato de gestão ilegal, ilegítimo, antieconômico, ou infração à norma legal ou regulamentar de natureza contábil, financeira, orçamentária, operacional ou patrimonial

Observações:

SC

06.182.1027.8348.0001 - APOIO A OBRAS PREVENTIVAS DE DESASTRES NACIONAL

Construção de Obras de Contenção de Enchentes em Santa Catarina - Canal Extravasor do Rio Itajaí Mirim

Objeto	Número	Descrição do Objeto
Projeto Básico	S/N	

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente
(*) Alterações indevidas de projetos e especificações

Objeto	Número	Descrição do Objeto
Contrato	246/01	Execução das obras do Canal Extravasor do Rio Itajaí-Mirim e passagem em desnível

Situações Encontradas:

(*) Superfaturamento
(*) Demais irregularidades graves no processo licitatório
(*) Sobrepreço

Observações:

TO

UF Programa de Trabalho Subtítulo

Objeto Número Descrição do Objeto

20.607.0379.5932.0017 - IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO PROPERTINS COM 20.000 HA NO ESTADO DO TOCANTINS - NO ESTADO DE TOCANTINS - (PAC)

Execução de serviços de gestão integrada, relativos à primeira etapa (5.000 ha) do Projeto de Irrigação Propoertins (Eixo 3), nos municípios de Porto Alegre do TO e Dianópolis/TO.

Contrato 043/2006

Situações Encontradas:

(*) Ausência de justificativa pra preços acima dos de sistemas de referência, conforme determinado na LDO

Contrato 300/2002

Situações Encontradas:

(*) Superfaturamento
(*) Sobrepreço

Convênio 416584

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

Convênio 560913

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

Contrato 62/2004

Situações Encontradas:

(*) Reajustamento irregular
(*) Demais irregularidades graves na administração do contrato

Observações: Acórdão 2029/2008-TCU-Penário e Aviso 1240-GP-TCU, de 28.11.08

53201 CODEVASF

PI

18.544.0515.11ON.0022 - CONSTRUÇÃO DA ADUTORA DO SUDESTE PIAUIENSE COM 147 KM NO ESTADO DO PIAUÍ NO ESTADO DO PIAUÍ

Implantação do Sistema Adutor do Sudeste Piauiense

Edital 07/2005

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

Contrato 178/2006

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

Contrato 91/2006

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

Contrato AJ - 27/99

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

Observações:

53204 Departamento Nacional de Obras Contra as Secas - DNOCS

MG

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF Programa de Trabalho Subtítulo

Objeto Número Descrição do Objeto

18.544.0515.3715.0031 - CONSTRUÇÃO DA BARRAGEM BERIZAL NO ESTADO DE MINAS GERAIS NO ESTADO DE MINAS GERAIS

(PAC) Construção da Barragem Berizal /MG

Obra S/N

Situações Encontradas:

(*) Irregularidade graves concernentes ao aspecto ambiental

Observações: Exceto quanto aos recursos destinados à preservação das partes da obra já executadas e ao financiamento de estudos que verifiquem a viabilidade do empreendimento.

18.544.0515.3735.0031 - CONSTRUÇÃO DA BARRAGEM CONGONHAS NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS

Construção da Barragem Congonhas / MG

Obra S/N

Situações Encontradas:

(*) Irregularidade graves concernentes ao aspecto ambiental

Contrato PGE-09/2002

Situações Encontradas:

(*) Irregularidade graves concernentes ao aspecto ambiental

Observações:

PI

18.544.0515.11ON.0022 - CONSTRUÇÃO DA ADUTORA DO SUDESTE PIAUIENSE COM 147 KM NO ESTADO DO PIAUÍ NO ESTADO DO PIAUÍ

Implantação do Sistema Adutor do Sudeste Piauiense

Objeto	Número	Descrição do Objeto
Edital	07/2005	Supervisão, fiscalização e controle da execução das obras de construção da adutora do Sudeste Piauiense.

Situações Encontradas:

(*) Demais irregularidades graves no processo licitatório

Objeto	Número	Descrição do Objeto
Contrato	178/2006	Execução das obras e serviços de construção da Estação de Tratamento de Água para o Sistema Integrado da Adutora do Sudeste Piauiense, no município de Padre Marcos-PI.

Situações Encontradas:

(*) Ausência, no edital, de critério de aceitabilidade de preços máximos

(*) Sobrepreço

(*) Ausência de licitação autônoma para aquisição de equipamentos, quando cabível

Objeto	Número	Descrição do Objeto
Contrato	91/2006	Aquisição de conjuntos de bombas para Estações Elevatórias da Adutora do Sudeste Piauiense.

Situações Encontradas:

(*) Demais irregularidades graves no processo licitatório

Objeto	Número	Descrição do Objeto
Contrato	AJ - 27/99	Construção do Sistema Adutor do Sudeste Piauiense.

Situações Encontradas:

(*) Demais irregularidades graves na administração do contrato

Observações:

54101 Ministério do Turismo

PB

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF | Programa de Trabalho | Subtítulo

Objeto | Número | Descrição do Objeto

23.695.1166.10V0.0860 - APOIO A PROJETOS DE INFRA-ESTRUTURA TURÍSTICA - CONSTRUÇÃO DO CENTRO DE CONVENÇÕES - NO ESTADO DA PARAÍBA

Construção de Centro de Convenções - PB

Objeto	Número	Descrição do Objeto
Edital	001/2007	Construção do Complexo Centro de Conveções de João Pessoa

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente
(*) Alterações indevidas de projetos e especificações
(*) Sobrepreço

Observações:

RN

27.812.1250.5450.3624 - IMPLANTAÇÃO E MODERNIZAÇÃO DE INFRA-ESTRUTURA PARA ESPORTE RECREATIVO E DE LAZER

Implantação e modernização de infra-estrutura para esporte recreativo e de lazer em municípios do Estado do Rio Grande do Norte

Construção do Ginásio Poliesportivo da Zona Norte de Natal - RN

Projeto Básico

Situações Encontradas:

(*) Projeto básico/executivo deficiente ou inexistente com risco de dano ao erário

Objeto	Número	Descrição do Objeto
Contrato	025/2006	

Situações Encontradas:

(*) Superfaturamento
(*) Termo aditivo superior aos limites legais sem atendimento à Dc 215/99-P

Observações: Acórdão 2140/2008 - TCU - Plenário - TC 24.097/2007-1

RO

23.695.1166.0564.0001 - APOIO A PROJETOS DE INFRA-ESTRUTURA TURÍSTICA - NACIONAL (LOA 2006)

Infra-Estrutura Turística em Porto Velho - RO

Objeto	Número	Descrição do Objeto
Projeto Básico	S/N	

Situações Encontradas:

(*) Descumprimento de deliberações do TCU
(*) Projeto básico/executivo deficiente ou inexistente com risco de dano ao erário
(*) Sobrepreço

Objeto	Número	Descrição do Objeto
Contrato de repasse	435209	Transferência de recursos financeiros da União para a execução de infra-estrutura turística/Implantação do Projeto Beira-Rio, no município de Porto Velho/RO.

Situações Encontradas:

(*) Descumprimento de deliberações do TCU

Objeto	Número	Descrição do Objeto
Contrato	48/PGM/2002	Construção de avenida, mercado, terminal hidroviário, pier, restaurante, praças, ciclovia, pista para cooper, quadras poliesportivas, play-grounds, lanchonetes, mirantes e obras de paisagismo.

Situações Encontradas:

(*) Execução orçamentária irregular
(*) Descumprimento de deliberações do TCU

Observações:

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF   Programa de Trabalho   Subtítulo

Objeto   Número   Descrição do Objeto

23.695.1166.10V0.0001 - APOIO A PROJETOS DE INFRA-ESTRUTURA TURÍSTICA - NACIONAL

Transferência de recursos financeiros da União para a execução de infra-estrutura turística/Implantação do Projeto Beira-Rio, no município de Porto Velho/RO

Convênio   448395

Situações Encontradas:

(*)

Observações:

56101   Ministério das Cidades

AL

APOIO Á IMPLANTAÇÃO E AMPLIAÇÃO DE SISTEMAS DE DRENAGEM URBANA SUSTENTÁVEIS SISTEMAS DE MACRODRENAGEM URBANA NO BAIRRO TABULEIRO DOS MARTINS - MACEIÓ - AL

Drenagem do Tabuleiro dos Martins - Maceió

Contrato   01/97

Situações Encontradas:

(*)   Superfaturamento

Observações: Ficam excetuadas da vedação, exclusivamente, a realização do dissipador de energia do extravasor, do emboque da lagoa 2-3 e da adequação da calha do rio Jacarecica, observados os itens 9.5.1 e 9.5.2 do Acórdão nº 1.093/2006 – TCU – Plenário".

MT

15.451.1128.0644.0131 - APOIO A URBANIZAÇÃO DE ASSENTAMENTOS PRECARIOS (HABITAR-BRASIL)

Apoio a urbanização de assentamentos precários (Habitar Brasil), no Estado de Mato Grosso

PAC Várzea Grande - Diversas regiões do município de Várzea Grande/MT

Contrato   102/2007

Situações Encontradas:

(*)   Irregularidades graves concernentes ao processo licitatório

Concorrência Pública   2/2007

Situações Encontradas:

(*)   Irregularidades graves concernentes ao processo licitatório

Observações:

17.512.0122.006E.0127 - APOIO A SISTEMAS DE ABASTECIMENTO DE AGUA EM MUNICIPIOS DE REGIOES METROPOLITANAS, DE REGIOES INTEGRADAS DE DESENVOLVIMENTO ECONOMICO, MUNICIPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSORCIOS PUBLICOS

Apoio a sistemas de abastecimento de água em municípios de regiões metropolitanas, de regiões integradas de desenvolvimento econômico, municípios com mais de 50 mil habitantes no Estado de Mato Grosso

PAC Cuiabá - Diversas regiões do município de Cuiabá/MT

Concorrência Pública   01/2007

Situações Encontradas:

(*)   Irregularidades graves concernentes ao processo licitatório

PAC Várzea Grande - Diversas regiões do município de Várzea Grande/MT

Contrato   102/2007

Situações Encontradas:

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF | Programa de Trabalho | Subtítulo

Objeto | Número | Descrição do Objeto

(*) Irregularidades graves concernentes ao processo licitatório

Concorrênci a Pública 2/2007

Situações Encontradas:

(*) Irregularidades graves concernentes ao processo licitatório

Observações:

17.512.0122.006F.0129 - APOIO A SISTEMAS DE ESGOTAMENTO SANITÁRIO EM MUNICIPIOS DE REGIOES METROPOLITANAS DE REGIOES INTEGRADAS DE DESENVOLVIMENTO ECONOMICO, MUNICIPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSORCIOS PUBLICOS

Apoio a sistema de esgotamento sanitário em municípios de regiões metropolitanas, de regiões integradas de desenvolvimento econômico, munic´pios com mais de 50 mil habitantes no Estado de Mato Grosso

PAC Cuiabá - Diversas regiões do município de Cuiabá/MT

Concorrênci a Pública 01/2007

Situações Encontradas:

(*) Irregularidades graves concernentes ao processo licitatório

PAC Várzea Grande - Diversas regiões do município de Várzea Grande/MT

Contrato 102/2007

Situações Encontradas:

(*) Irregularidades graves concernentes ao processo licitatório

Concorrênci a Pública 2/2007

Situações Encontradas:

(*) Irregularidades graves concernentes ao processo licitatório

Observações:

17.512.1128.006H.0127 - APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECARIOS EM MUNICIPIOS DE REGIOES METROPOLITANAS, DE REGIOES INTEGRADAS DE DESENVOLVIMENTO ECONOMICO OU MUNICIPIOS COM MAIS DE 150 MIL HABITANTE

Apoio a empreendimentos de saneamento integrado em assentamentos precários em municípios de regiões metropolitanas, de regiões integradas de desenvolvimento econômico no Estado de Mato Grosso

PAC Cuiabá - Diversas regiões do município de Cuiabá/MT

Concorrênci a Pública 01/2007

Situações Encontradas:

(*) Irregularidades graves concernentes ao processo licitatório

Observações:

PI

17.512.1128.006H.0133 - APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECARIOS EM MUNICIPIOS DE REGIOES METROPOLITANAS, DE REGIOES INTEGRADAS DE DESENVOLVIMENTO ECONOMICO OU MUNICIPIOS COM MAIS DE 150 MIL HABITANTES

Apoio a empreendimentos de saneamento, no Estado do Piauí

Obras de infra-estrutura urbana na região da Lagoa

Situações Encontradas:

(*)

Observações: Acórdão 2140/2008 - TCU - Plenário - TC 11.978/2008 - 6

SP

Anexo VI

SUBTÍTULOS RELATIVOS A OBRAS E SERVIÇOS COM INDÍCIOS DE IRREGULARIDADES GRAVES

UF | Programa de Trabalho | Subtítulo

Objeto | Número | Descrição do Objeto

15.451.0805.1951.0018 - ACOES DE REESTRUTURACAO URBANA, INTERLIGACAO DE AREAS URBANAS E DE ADEQUACAO DE VIAS-FRANCO DA ROCHA

Conclusão das Obras do Complexo Viário Baquirivu - Guarulhos / SP

Execução Física S/N

Situações Encontradas:

(*) Alterações indevidas de projetos e especificações
(*) Irregularidade graves concernentes ao aspecto ambiental
(*) Demais irregularidades graves no processo licitatório

Contrato 039/99 — Execução das obras civis de implantação do Sistema Viário Marginal Baquirivu, inclusive obras de arte e serviços complementares.

Situações Encontradas:

(*) Administração irregular de contratos
(*) Superfaturamento

Observações:

56202 Companhia Brasileira de Trens Urbanos - CBTU

BA

15.453.1295.10SX.0029 - Apoio à Implantação do Trecho Lapa-Pirajá do Sistema de Trens Urbanos de Salvador – BA

Metrô de Salvador - BA

Contrato SA/01 — Obras civis de implandação do Metrô de Salvador/BA, celebrados entre a Companhia de Transpostes de Salvador e o Consórcio Construtor Metrosal.

Situações Encontradas:

(*) Sobrepreço

Contrato SA/12 — Fornecimento e implantação dos sistemas de sinalização, controle, telecomunicações e de material rodante do Metrô de Salvador

Situações Encontradas:

(*) Sobrepreço

Observações: Retenção cautelar nos termos dos Acórdãos 2873/2007-TCU-Plenário, 2639/2006-TCU-Plenário e 931/2007-TCU-Plenário

56902 Fundo Nacional de Habitação de Interesse Social - FNHIS

BA

16.451.1128.0634.0020 - CRÉDITO EXTRAORDINÁRIO - MELHORIAS DAS CONDIÇÕES DE HABITABILIDADE DO BAIRRO BANANEIRANA NO MUNICÍPIO DE ITABUNA NO ESTADO DA BAHIA

Melhoria de Habitabilidade de Assentamentos Precários - BA

Contrato 055/2006 — Execução das obras para implantação do Loteamento Nova Bananeira no município de Itabuna-Ba.

Situações Encontradas:

(*) Ausência, no edital, de critério de aceitabilidade de preços máximos
(*) Demais irregularidades graves no processo licitatório
(*) Projeto básico/executivo deficiente ou inexistente
(*) Alterações indevidas de projetos e especificações
(*) Ausência de justificativa para preços acima dos de sistemas de referência, conforme determinado na LDO
(*) Restrição ao caráter competitivo da licitação

Observações:

ANEXO VII

PROGRAMAÇÃO DO PROJETO-PILOTO DE INVESTIMENTOS PÚBLICOS - PPI

CLASSIFICAÇÕES INSTITUCIONAL E FUNCIONAL E ESTRUTURA PROGRAMÁTICA

39000 - MINISTÉRIO DOS TRANSPORTES	
26.782.1462.3E56.0042	ADEQUAÇÃO DE ACESSO RODOVIÁRIO AO PORTO DE ITAJAÍ - NA BR-101 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1458.3E49.0033	ADEQUAÇÃO DE ACESSO RODOVIÁRIO NA BR-101 - ACESSO AO PORTO DE ITAGUAÍ - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO
26.782.1458.12ER.0032	ADEQUAÇÃO DE CONTORNO RODOVIÁRIO - NO MUNICÍPIO DE VITÓRIA - NA BR-101 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO
26.783.1458.11H1.0033	ADEQUAÇÃO DE RAMAL FERROVIÁRIO - NO MUNICIPIO DE BARRA MANSA - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO
26.782.1460.7N88.0028	ADEQUAÇÃO DE TRAVESSIA URBANA - NO MUNICÍPIO DE ITABAIANA - NA BR-235 - NO ESTADO DE SERGIPE - NO ESTADO DE SERGIPE
26.782.1461.7G92.0052	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - ANÁPOLIS - PORANGATU - NA BR-153 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1461.1310.0052	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - APARECIDA DE GOIÂNIA - ITUMBIARA - NA BR-153 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1457.7L94.0056	ADEQUAÇÃO DE TRECHO RODOVIÁRIO -BARRA DO GARÇAS - CÁCERES - NA BR-070 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1458.10J6.0031	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - BETIM - NOVA SERRANA - NA BR-262 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1459.7N90.0026	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - BR-101 ANTIGA - ACESSO AO AEROPORTO (AEROPORTO INTERNACIONAL DE GUARARAPES - GILBERTO FREYRE) - NA BR-101 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1458.7542.0053	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - BRASÍLIA - DIVISA DF/GO - NA BR-060 - NO DISTRITO FEDERAL - NO DISTRITO FEDERAL
26.782.1459.10L3.0023	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - CAUCAIA - ENTRONCAMENTO ACESSO AO PORTO DE PECÉM - NA BR-222 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1459.7624.0027	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA AL/PE - DIVISA AL/SE - NA BR-101 - NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS
26.782.1460.110R.0028	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA BA/SE - ENTRONCAMENTO BR-235 - NA BR-101 - NO ESTADO DE SERGIPE - NO ESTADO DE SERGIPE
26.782.1461.7N11.0056	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA GO/TO - ITUMBIARA - NA BR-153 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1458.1304.0031	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA MG/SP - DIVISA MG/GO - NA BR-050 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1456.7M76.0056	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA MS/MT - DIVISA MT/PA - NA BR-163 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1459.7435.0026	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA PB/PE - DIVISA PE/AL - NA BR-101 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1459.105T.0025	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA RN/PB - DIVISA PB/PE - NA BR-101 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1462.3766.0043	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA SC/RS - OSÓRIO/RS - NA BR-101 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1460.105S.0029	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - DIVISA SE/BA - ENTRONCAMENTO BR-324 - NA BR-101 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1458.1K23.0031	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO BR-050 - ENTRONCAMENTO BR-153 - NA BR-365 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.3E50.0033	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO BR-101 (MANILHA) - ENTRONCAMENTO BR-116 (SANTA GUILHERMINA) - NA BR-493 - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO
26.782.1458.10IX.0031	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO BR-116/259/451 (GOVERNADOR VALADARES) - ENTRONCAMENTO MG-020 - NA BR-381 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.7E88.0031	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO MG-420 (P/ANGUERETA) - ENTRONCAMENTO MG-424 (P/SETE LAGOAS) - NA BR-040 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1462.10KV.0043	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - ESTÂNCIA VELHA - DOIS IRMÃOS - NA BR-116 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1459.1236.0025	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - JOÃO PESSOA - CAMPINA GRANDE - NA BR-230 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1458.7560.0052	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - KM 0 - ÁGUAS LINDAS DE GOIÁS - NA BR-070 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1458.7J96.0056	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - MANGARATIBA - PARATI - NA BR-101 - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO
26.782.1459.7626.0024	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - NATAL - DIVISA RN/PB - NA BR-101 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE

26.782.1462.7530.0042	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - NAVEGANTES - RIO DO SUL - NA BR-470 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1462.1208.0042	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - PALHOÇA - DIVISA SC/RS - NA BR-101 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1460.110Q.0028	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - PEDRA BRANCA - DIVISA SE/AL - NA BR-101 - NO ESTADO DE SERGIPE - NO ESTADO DE SERGIPE
26.782.1457.12IA.0021	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - PORTO DE ITAQUI - PEDRINHAS - NA BR-135 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1462.1214.0043	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - RIO GRANDE - PELOTAS - NA BR-392 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1456.10L1.0051	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - RONDONÓPOLIS - CUIABÁ - POSTO GIL - NA BR-163 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1458.7630.0033	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - SANTA CRUZ - MANGARATIBA - NA BR-101 - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO
26.782.1462.10JQ.0042	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - SÃO FRANCISCO DO SUL - JARAGUÁ DO SUL - NA BR-280 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1462.10M9.0043	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - TABAÍ - ESTRELA - NA BR-386 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1458.10IV.0032	ADEQUAÇÃO DE TRECHO RODOVIÁRIO - VITÓRIA - DIVISA ES/RJ - NA BR-101 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO
26.782.1461.7M82.0056	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS - SÃO JOÃO DEL REI - LAVRAS - ENTRONCAMENTO BR- 381/MG - NA BR-265 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1457.7N19.0056	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS - TRECHO BELÉM (KM 0) - CASTANHAL-STª MARIA - CACHOEIRA PIRAI - DIVISA PA/MA - NA BR-316 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1458.7M69.0056	ADEQUAÇÃO DE TRECHOS RODOVIÁRIOS - TRECHO FORMOSA/GO - SOBRADINHO/DF - NA BR-020 - NA REGIÃO CENTRO OESTE - NO DISTRITO FEDERAL E NO ESTADO DE GOIÁS
26.782.1461.111V.0035	APOIO À CONSTRUÇÃO DO RODOANEL - TRECHO SUL - NO ESTADO DE SÃO PAULO - NO ESTADO DE SÃO PAULO
26.783.1457.5E83.0017	CONSTRUÇÃO DA FERROVIA NORTE-SUL - AGUIARNÓPOLIS - PALMAS - NO ESTADO DO TOCANTINS - NO ESTADO DO TOCANTINS
26.783.1458.116E.0052	CONSTRUÇÃO DA FERROVIA NORTE-SUL - ANÁPOLIS - URUAÇU - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.783.1457.116X.0001	CONSTRUÇÃO DA FERROVIA NORTE-SUL - PALMAS/TO - URUAÇU/GO - NACIONAL
26.784.1457.5750.0015	CONSTRUÇÃO DAS ECLUSAS DE TUCURUÍ - NO RIO TOCANTINS - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1461.110O.0041	CONSTRUÇÃO DA SEGUNDA PONTE SOBRE O RIO PARANÁ (BINACIONAL) - NA BR-277 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.783.1460.1K25.0029	CONSTRUÇÃO DA VARIANTE FERROVIÁRIA (EF-431) DE CAMAÇARI - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1460.10KT.0029	CONSTRUÇÃO DE ACESSO RODOVIÁRIO AO PORTO DE SALVADOR - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1460.7N84.0029	CONSTRUÇÃO DE ANEL RODOVIÁRIO - NO MUNICÍPIO DE BARREIRAS - NA BR-020/135/242 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1460.7M68.0056	CONSTRUÇÃO DE ANEL VIÁRIO - NO MUNICÍPIO DE JUAZEIRO - NA BR-407 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.783.1462.1K24.0042	CONSTRUÇÃO DE CONTORNO FERROVIÁRIO - NO MUNICIPIO DE JOINVILLE - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.783.1460.1226.0029	CONSTRUÇÃO DE CONTORNO FERROVIÁRIO - NO MUNICÍPIO DE SÃO FÉLIX - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.783.1462.1276.0042	CONSTRUÇÃO DE CONTORNO FERROVIÁRIO - NO MUNICÍPIO DE SÃO FRANCISCO DO SUL - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1458.10UL.0031	CONSTRUÇÃO DE CONTORNO RODOVIÁRIO - BETIM - RAVENA - NA BR-381 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.1K17.0033	CONSTRUÇÃO DE CONTORNO RODOVIÁRIO - ENTRONCAMENTO BR-040 - ENTRONCAMENTO BR-116 - ENTRONCAMENTO BR-101 - PORTO DE SEPETIBA - NA BR-493 - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO
26.782.1456.7M60.0056	CONSTRUÇÃO DE CONTORNO RODOVIÁRIO - NO MUNICÍPIO DE BRASILÉIA - NA BR-317 - NO ESTADO DO ACRE - NO ESTADO DO ACRE
26.782.1459.113X.0024	CONSTRUÇÃO DE CONTORNO RODOVIÁRIO - NO MUNICÍPIO DE CAICÓ - NA BR-427 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1461.7M92.0056	CONSTRUÇÃO DE CONTORNO RODOVIÁRIO - NO MUNICÍPIO DE CASCAVEL - NAS BR'S 163/277/467/369 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1461.11TQ.0052	CONSTRUÇÃO DE CONTORNO RODOVIÁRIO - NO MUNICÍPIO DE JATAÍ - NA BR-060 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1456.113U.0015	CONSTRUÇÃO DE PONTE SOBRE O RIO ARAGUAIA - NA DIVISA PA/TO - NA BR-230 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1456.115J.0011	CONSTRUÇÃO DE PONTE SOBRE O RIO MADEIRA - NO MUNICÍPIO DE PORTO VELHO - NA BR-319 - NO ESTADO DE RONDÔNIA - NO ESTADO DE RONDÔNIA

26.782.1461.7K18.0056	CONSTRUÇÃO DE PONTE SOBRE O RIO PARANÁ - NA DIVISA SP/MS - NA BR-262 - NO ESTADO DE SÃO PAULO - NOS ESTADOS DE SÃO PAULO E DO MATO GROSSO DO SUL
26.782.1461.7M79.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ALCINÓPOLIS - DIVISA GO/MS - NA BR-359 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1456.110I.0015	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ALTAMIRA - RURÓPOLIS - NA BR-230 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1462.7M66.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - BOM JESUS - DIVISA RS/SC - NA BR-285 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1458.7I89.0031	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - CARATINGA - AIMORÉS - NA BR-474 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1461.1238.0052	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - COCALZINHO - NIQUELÂNDIA - NA BR-414 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1459.7441.0022	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - DIVISA BA/PI DIVISA PI/MA - NA BR-235 - NO ESTADO DO PIAUÍ (META: 54 TRECHO PAVIMENTO/KM) - NO ESTADO DO PIAUÍ
26.782.1461.113L.0052	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - DIVISA GO/MT - ENTRONCAMENTO BR-153 - NA BR-070 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1456.1490.0015	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - DIVISA MT/PA - SANTARÉM - NA BR-163 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1457.11VA.0051	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - DIVISA PA/MT - RIBEIRÃO CASCALHEIRA - NA BR-158 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1460.7F51.0058	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - DIVISA PI/BA - DIVISA BA/SE - NA BR-235 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1459.7N23.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - DIVISA PI/BA - ITAINÓPOLIS - NA BR-020 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1457.7M72.0056	CONSTRUÇÃO DETRECHO RODOVIÁRIO - DIVISA PI/MA (ALTO PARNAÍBA) - DIVISA MA/TO - NA BR-235 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1458.7M70.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ENTR. BR-262 - TERMINAL DE CAPUABA EM VILA VELHA - NA BR-447 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO
26.782.1461.7M78.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO BR-163 - ALCINÓPOLIS - NA BR-359 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1456.111D.0015	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO BR-163 (CAMPO VERDE) - MIRITITUBA - NA BR-230 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1457.10KK.0051	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO BR-163 (SORRISO) - ENTRONCAMENTO BR-158 (RIBEIRÃO CASCALHEIRA) - NA BR-242 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1458.7152.0031	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO MG-170 (ILICÍNEA) - ENTRONCAMENTO BR-491/MG-050 (SÃO SEBASTIÃO DO PARAÍSO) - NA BR-265 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1456.110Z.0051	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO MT-240 (NOVO DIAMANTINO) - CAMPOS NOVOS DOS PARECIS - NA BR-364 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1459.111J.0024	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ENTRONCAMENTO RN-078 - DIVISA RN/CE - NA BR-226 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1457.1418.0016	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - FERREIRA GOMES - OIAPOQUE (FRONTEIRA COM A GUIANA FRANCESA) - NA BR-156 - NO ESTADO DO AMAPÁ - NO ESTADO DO AMAPÁ
26.782.1456.1J59.0051	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - GUARANTÃ DO NORTE - DIVISA MT/PA - NA BR-163 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1458.10IW.0031	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ITACARAMBI - DIVISA MG/BA - NA BR-135 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.7H16.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - ITARANA - AFONSO CLÁUDIO - NA BR-484 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO
26.782.1462.7M65.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - LAGOA VERMELHA - BARRACÃO - NA BR-470 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1456.1248.0013	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - MANAUS - DIVISA AM/RO - NA BR-319 - NO ESTADO DO AMAZONAS - NO ESTADO DO AMAZONAS
26.782.1457.10KR.0015	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - MARABÁ - ALTAMIRA - NA BR-230 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1459.7I08.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - MOSSORÓ-CAMPO GRANDE - NA BR-110 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1459.7J11.0022	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - PIRIPIRI - MATIAS OLÍMPIO - NA BR-222 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1462.10L7.0043	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - PORTO ALEGRE - ESTEIO - SAPUCAIA - NA BR-448 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1461.7K23.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - PORTO CAMARGO - CAMPO MOURÃO - NA BR-487 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1462.12BU.0043	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - SANTA MARIA - ROSÁRIO DO SUL - NA BR-158 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1460.1C09.0029	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - SÃO DESIDÉRIO - DIVISA BA/MG - NA BR-135 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1462.7192.0042	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - SÃO JOSÉ CERRITO - CAMPOS NOVOS - NA BR-282 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA

26.782.1462.10L4.0042	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - SÃO MIGUEL DO OESTE - FRONT. BRASIL/ARGENTINA (PONTE S/ RIO PEPERIGUAÇU) - NA BR-282 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1456.1422.0012	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - SENA MADUREIRA - CRUZEIRO DO SUL - NA BR-364 - NO ESTADO DO ACRE - NO ESTADO DO ACRE
26.782.1459.7N26.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - SOLONÓPOLE - QUIXELÔ - NA BR-122 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1457.7M73.0056	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - TRECHO SERRANO DO MARANHÃO (KM 162,5) - BEQUIMÃO (KM 272,5) - NA BR-308 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1461.1D70.0041	CONSTRUÇÃO DE TRECHO RODOVIÁRIO - VENTANIA - ALTO DO AMPARO - NA BR-153 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1458.7N27.0056	CONSTRUÇÃO DE TRECHOS RODOVIÁRIOS - LIGAÇÃO DO CORREDOR VIA LIGHT/RJ-081, COM A BR-116 E COM O CORREDOR T5, EM MADUREIRA - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO
26.783.1461.1D69.0035	CONSTRUÇÃO DO CONTORNO E PÁTIO FERROVIÁRIO DE TUTÓIA - NO MUNICÍPIO DE ARARAQUARA - NO ESTADO DE SÃO PAULO - NO ESTADO DE SÃO PAULO
26.783.1459.10MK.0001	DESAPROPRIAÇÃO DE ÁREA PARA CONSTRUÇÃO DA FERROVIA TRANSNORDESTINA - NACIONAL
26.121.0225.1D47.0001	ESTUDOS E PROJETOS DE INFRA-ESTRUTURA DE TRANSPORTES - NACIONAL
26.122.0225.1D58.0001	ESTUDOS PARA O PLANEJAMENTO DE TRANSPORTES (PROJETO PILOTO DE INVESTIMENTOS PÚBLICOS) - NACIONAL
26.782.0663.108X.0001	IMPLANTAÇÃO DE POSTOS DE PESAGEM - NACIONAL
26.782.1457.200X.0021	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-010 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1457.200Z.0015	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-010 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1457.203K.0017	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-010 - NO ESTADO DO TOCANTINS - NO ESTADO DO TOCANTINS
26.782.1458.204B.0053	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-020 - NO DISTRITO FEDERAL - NO DISTRITO FEDERAL
26.782.1460.200U.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-020 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1458.200W.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-020 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1459.200V.0023	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-020 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1459.200K.0022	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-020 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1460.202Z.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-030 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1458.204D.0053	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-040 - NO DISTRITO FEDERAL - NO DISTRITO FEDERAL
26.782.1458.200R.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-040 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1458.201J.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-040 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1461.201K.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-050 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1458.201L.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-050 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.204E.0053	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-060 - NO DISTRITO FEDERAL - NO DISTRITO FEDERAL
26.782.1461.205R.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-060 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1461.205H.0054	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-060 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1458.204C.0053	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-070 - NO DISTRITO FEDERAL - NO DISTRITO FEDERAL
26.782.1458.205L.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-070 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1457.205W.0051	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-070 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1458.204F.0053	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-080 - NO DISTRITO FEDERAL - NO DISTRITO FEDERAL
26.782.1458.205N.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-080 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1460.201B.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1459.207Y.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1459.201E.0027	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS
26.782.1459.206H.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1462.203Q.0042	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1461.209N.0035	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DE SÃO PAULO - NO ESTADO DE SÃO PAULO
26.782.1460.201C.0028	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DE SERGIPE - NO ESTADO DE SERGIPE
26.782.1458.200T.0032	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO

26.782.1458.207R.0033	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO
26.782.1459.208Q.0024	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1462.20A2.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-101 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1459.207Z.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-104 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1459.202O.0027	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-104 - NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS
26.782.1459.208V.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-104 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1460.203B.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-110 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1459.208B.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-110 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1459.202R.0027	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-110 - NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS
26.782.1459.208W.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-110 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1459.207O.0024	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-110 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1460.201M.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-116 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1459.208D.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-116 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1458.201O.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-116 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1459.200M.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-116 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1459.201N.0023	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-116 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1462.208A.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-116 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1458.205Q.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-120 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1460.203D.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-122 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1460.203G.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-135 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1458.204K.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-135 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1457.204S.0021	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-135 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1459.200L.0022	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-135 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1458.204M.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-146 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1461.201R.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-153 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1458.201S.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-153 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1462.209Y.0042	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-153 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1461.201F.0041	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-153 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1457.208Z.0015	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-153 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1462.200N.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-153 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1457.201U.0017	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-153 - NO ESTADO DO TOCANTINS - NO ESTADO DO TOCANTINS
26.782.1461.20C1.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-154 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1458.205V.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-154 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1457.202J.0016	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-156 - NO ESTADO DO AMAPÁ - NO ESTADO DO AMAPÁ
26.782.1461.201V.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-158 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1462.209Z.0042	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-158 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1461.201Y.0054	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-158 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1457.202A.0051	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-158 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1461.207J.0041	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-158 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ

26.782.1457.205Z.0015	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-158 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1462.202B.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-158 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1462.203S.0042	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-163 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1461.202D.0054	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-163 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1456.202E.0051	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-163 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1461.209D.0041	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-163 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1456.209C.0015	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-163 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1456.207F.0011	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-174 - NO ESTADO DE RONDÔNIA - NO ESTADO DE RONDÔNIA
26.782.1456.206Z.0014	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-174 - NO ESTADO DE RORAIMA - NO ESTADO DE RORAIMA
26.782.1456.202C.0013	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-174 - NO ESTADO DO AMAZONAS - NO ESTADO DO AMAZONAS
26.782.1456.202Y.0051	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-174 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1456.207B.0014	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-210 - NO ESTADO DE RORAIMA - NO ESTADO DE RORAIMA
26.782.1457.202L.0016	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-210 - NO ESTADO DO AMAPÁ - NO ESTADO DO AMAPÁ
26.782.1456.20C8.0015	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-210 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1459.202G.0023	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-222 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1457.202I.0021	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-222 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1457.209E.0015	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-222 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1459.206R.0022	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-222 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1459.203Z.0023	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-226 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1457.204T.0021	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-226 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1459.208R.0024	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-226 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1457.200S.0017	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-226 - NO ESTADO DO TOCANTINS - NO ESTADO DO TOCANTINS
26.782.1459.208F.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-230 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1456.202F.0013	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-230 - NO ESTADO DO AMAZONAS - NO ESTADO DO AMAZONAS
26.782.1459.203X.0023	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-230 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1457.204I.0021	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-230 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1457.209G.0015	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-230 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1459.206S.0022	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-230 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1457.203L.0017	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-230 - NO ESTADO DO TOCANTINS - NO ESTADO DO TOCANTINS
26.782.1459.206W.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-232 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1460.203H.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-235 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1460.203N.0028	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-235 - NO ESTADO DE SERGIPE - NO ESTADO DE SERGIPE
26.782.1457.207T.0017	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-235 - NO ESTADO DO TOCANTINS - NO ESTADO DO TOCANTINS
26.782.1460.200O.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-242 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1457.20AV.0051	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-242 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1457.207V.0017	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-242 - NO ESTADO DO TOCANTINS - NO ESTADO DO TOCANTINS
26.782.1458.201I.0053	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-251 - NO DISTRITO FEDERAL - NO DISTRITO FEDERAL
26.782.1460.203I.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-251 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1458.205P.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-251 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1458.202K.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-251 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS

26.782.1458.205X.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-259 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.204H.0032	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-259 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO
26.782.1458.202N.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-262 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.202M.0032	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-262 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO
26.782.1461.202Q.0054	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-262 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1458.204X.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-265 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.204W.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-267 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1461.205G.0054	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-267 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1461.207G.0041	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-272 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1461.209F.0041	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-277 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1462.20A0.0042	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-280 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1461.20BE.0041	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-280 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1462.203T.0042	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-282 - NO ESTADO DE SANTA CATARINA - NO ESTADO DE SANTA CATARINA
26.782.1462.208I.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-285 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1462.208G.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-287 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1462.208N.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-290 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1462.208L.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-293 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1459.20AU.0023	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-304 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1459.201G.0024	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-304 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1456.20BB.0013	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-307 - NO ESTADO DO AMAZONAS - NO ESTADO DO AMAZONAS
26.782.1457.204U.0021	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-308 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1457.206C.0015	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-308 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1459.202T.0027	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-316 - NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS
26.782.1459.206X.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-316 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1457.200Y.0021	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-316 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1457.201A.0015	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-316 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1459.201H.0022	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-316 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1456.201X.0012	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-317 - NO ESTADO DO ACRE - NO ESTADO DO ACRE
26.782.1456.20AT.0013	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-317 - NO ESTADO DO AMAZONAS - NO ESTADO DO AMAZONAS
26.782.1456.207H.0011	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-319 - NO ESTADO DE RONDÔNIA - NO ESTADO DE RONDÔNIA
26.782.1456.202H.0013	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-319 - NO ESTADO DO AMAZONAS - NO ESTADO DO AMAZONAS
26.782.1460.200Q.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-324 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1460.203J.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-330 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1458.204J.0032	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-342 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO
26.782.1459.202S.0022	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-343 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1460.20BP.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-349 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1458.205Y.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-352 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.205F.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-354 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.207U.0033	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-354 - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO

26.782.1458.206A.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-356 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.209V.0033	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-356 - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO
26.782.1461.20C2.0054	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-359 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1459.208H.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-361 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1459.208Y.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-363 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1461.202U.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-364 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1458.206B.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-364 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1456.203A.0011	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-364 - NO ESTADO DE RONDÔNIA - NO ESTADO DE RONDÔNIA
26.782.1456.201Z.0012	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-364 - NO ESTADO DO ACRE - NO ESTADO DO ACRE
26.782.1457.203C.0051	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-364 - NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
26.782.1458.203E.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-365 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1460.203M.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-367 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1458.204Y.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-367 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.204Z.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-369 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1461.209H.0041	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-369 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1461.209J.0041	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-373 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1461.205I.0054	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-376 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1461.207L.0041	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-376 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1462.208E.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-377 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1458.206E.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-381 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.206G.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-383 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1462.20A3.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-386 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1462.203F.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-392 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1458.206I.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-393 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.204N.0032	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-393 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO
26.782.1456.207C.0014	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-401 - NO ESTADO DE RORAIMA - NO ESTADO DE RORAIMA
26.782.1459.20BG.0023	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-402 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1457.204V.0021	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-402 - NO ESTADO DO MARANHÃO - NO ESTADO DO MARANHÃO
26.782.1459.206T.0022	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-402 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1459.20AX.0023	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-403 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1459.20C6.0023	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-404 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1459.206U.0022	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-404 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1459.208J.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-405 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1459.208S.0024	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-405 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1459.207N.0024	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-406 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1460.203O.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-407 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1459.209A.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-407 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1459.206V.0022	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-407 - NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
26.782.1459.209B.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-408 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO

26.782.1460.203V.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-410 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1459.208M.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-412 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1461.205T.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-414 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1459.202V.0027	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-416 - NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS
26.782.1460.203W.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-418 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1461.205J.0054	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-419 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1460.203Y.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-420 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1456.207K.0011	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-421 - NO ESTADO DE RONDÔNIA - NO ESTADO DE RONDÔNIA
26.782.1457.209I.0015	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-422 - NO ESTADO DO PARÁ - NO ESTADO DO PARÁ
26.782.1459.202W.0027	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-423 - NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS
26.782.1459.206D.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-423 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1459.202X.0027	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-424 - NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS
26.782.1459.206F.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-424 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1456.207M.0011	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-425 - NO ESTADO DE RONDÔNIA - NO ESTADO DE RONDÔNIA
26.782.1459.208O.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-426 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1459.208P.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-427 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1459.208T.0024	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-427 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1459.206Y.0026	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-428 - NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
26.782.1456.207Q.0011	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-429 - NO ESTADO DE RONDÔNIA - NO ESTADO DE RONDÔNIA
26.782.1460.20BO.0029	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-430 - NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
26.782.1456.207D.0014	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-432 - NO ESTADO DE RORAIMA - NO ESTADO DE RORAIMA
26.782.1456.207E.0014	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-433 - NO ESTADO DE RORAIMA - NO ESTADO DE RORAIMA
26.782.1459.20C7.0025	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-434 - NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
26.782.1459.20C5.0023	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-437 - NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
26.782.1459.20BQ.0024	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-437 - NO ESTADO DO RIO GRANDE DO NORTE - NO ESTADO DO RIO GRANDE DO NORTE
26.782.1458.204O.0032	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-447 - NO ESTADO DO ESPÍRITO SANTO - NO ESTADO DO ESPÍRITO SANTO
26.782.1458.204G.0053	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-450 - NO DISTRITO FEDERAL - NO DISTRITO FEDERAL
26.782.1461.205U.0052	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-452 - NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
26.782.1458.205E.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-452 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1462.20A4.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-453 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL
26.782.1458.206K.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-458 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1458.205A.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-459 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1461.209R.0035	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-459 - NO ESTADO DE SÃO PAULO - NO ESTADO DE SÃO PAULO
26.782.1458.205B.0031	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-460 - NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
26.782.1461.205K.0054	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-463 - NO ESTADO DO MATO GROSSO DO SUL - NO ESTADO DO MATO GROSSO DO SUL
26.782.1458.207W.0033	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-465 - NO ESTADO DO RIO DE JANEIRO - NO ESTADO DO RIO DE JANEIRO
26.782.1461.209K.0041	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-467 - NO ESTADO DO PARANÁ - NO ESTADO DO PARANÁ
26.782.1462.208C.0043	MANUTENÇÃO DE TRECHOS RODOVIÁRIOS - NA BR-468 - NO ESTADO DO RIO GRANDE DO SUL - NO ESTADO DO RIO GRANDE DO SUL

06.182.1027.8348.0172	APOIO A OBRAS PREVENTIVAS DE DESASTRES - EQUIPAMENTOS E SERVIÇOS - NO ESTADO DE SANTA CATARINA
06.182.1027.8348.0118	APOIO A OBRAS PREVENTIVAS DE DESASTRES - REGIÃO METROPOLITANA DO RECIFE - NO ESTADO DE PERNAMBUCO
15.244.1025.7K66.0124	APOIO A PROJETOS DE DESENVOLVIMENTO SUSTENTÁVEL LOCAL INTEGRADO - MIRACEMA DO TOCANTINS - TO
18.544.0515.7M08.0031	AQUISIÇÃO DE EQUIPAMENTOS PARA ABASTECIMENTO DE ÁGUA NA REGIÃO DO SEMI-ÁRIDO DO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
18.544.0515.1I61.0043	CONSTRUÇÃO DA BARRAGEM ARROIO JAGUARI NO ESTADO DO RIO GRANDE DO SUL (PROÁGUA NACIONAL) - NO ESTADO DO RIO GRANDE DO SUL
18.544.0515.1I60.0043	CONSTRUÇÃO DA BARRAGEM ARROIO TAQUAREMBÓ NO ESTADO DO RIO GRANDE DO SUL (PROÁGUA NACIONAL) - NO ESTADO DO RIO GRANDE DO SUL
18.544.0515.3715.0031	CONSTRUÇÃO DA BARRAGEM BERIZAL NO RIO PARDO NO ESTADO DE MINAS GERAIS - NO ESTADO DE MINAS GERAIS
18.544.0515.5308.0101	CONSTRUÇÃO DA BARRAGEM JEQUITAÍ NO ESTADO DE MINAS GERAIS - NO MUNICÍPIO DE JEQUITAÍ - MG
18.544.0515.1K44.0042	CONSTRUÇÃO DA BARRAGEM RIO DO SALTO NO ESTADO DE SANTA CATARINA (PROÁGUA NACIONAL) - NO ESTADO DE SANTA CATARINA
18.544.0515.109J.0064	CONSTRUÇÃO DE ADUTORAS - CONSTRUÇÃO DA ADUTORA DO SIRIJI NA MATA NORTE - NO ESTADO DE PERNAMBUCO
18.544.0515.10CT.0027	CONSTRUÇÃO DO CANAL ADUTOR DO SERTÃO ALAGOANO DELMIRO GOUVEIA NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS
18.544.0515.10GJ.0023	CONSTRUÇÃO DO CANAL DE INTEGRAÇÃO CASTANHÃO-REGIÃO METROPOLITANA DE FORTALEZA NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
18.544.0515.3445.0052	CONSTRUÇÃO DO SISTEMA DE ABASTECIMENTO DE ÁGUA RIBEIRÃO JOÃO LEITE NO ESTADO DE GOIÁS - NO ESTADO DE GOIÁS
18.544.0515.10GM.0001	ESTUDOS E PROJETOS DE INFRA-ESTRUTURA HÍDRICA - NACIONAL
18.512.1305.10RP.0001	IMPLANTAÇÃO, AMPLIAÇÃO OU MELHORIA DE SISTEMAS PÚBLICOS DE COLETA, TRATAMENTO E DESTINAÇÃO FINAL DE RESÍDUOS SÓLIDOS EM MUNICÍPIOS DAS BACIAS DO SÃO FRANCISCO E PARNAÍBA - NACIONAL
18.544.1305.10RM.0001	IMPLANTAÇÃO, AMPLIAÇÃO OU MELHORIA DE SISTEMAS PÚBLICOS DE ESGOTAMENTO SANITÁRIO EM MUNICÍPIOS DAS BACIAS DO SÃO FRANCISCO E PARNAÍBA - NACIONAL
18.544.1036.10F6.0020	IMPLANTAÇÃO DA ADUTORA DO AGRESTE - RAMAL GARANHUNS/PESQUEIRA - NO ESTADO DE PERNAMBUCO - NA REGIÃO NORDESTE
18.544.0515.10E9.0023	IMPLANTAÇÃO DA ADUTORA GAVIÃO-PECÉM NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
18.544.1036.1N64.0026	IMPLANTAÇÃO DA ADUTORA PAJEÚ COM 582KM NOS ESTADOS DE PERNAMBUCO E PARAÍBA - NO ESTADO DE PERNAMBUCO
20.607.0379.10BC.0070	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO - ARAPIRACA - AL
20.607.0379.10BC.0064	IMPLANTAÇÃO DE PROJETOS DE IRRIGAÇÃO - NA REGIÃO CENTRO-OESTE
20.607.0379.1025.0023	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO ARARAS NORTE - 2A ETAPA - COM 1.619HA NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
20.607.0379.5314.0029	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO BAIXIO DE IRECÊ COM 59.375HA NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
20.607.0379.1012.0023	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO BAIXO ACARAÚ - 2A ETAPA - COM 4.168HA NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
20.607.0379.1622.0028	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO JACARÉ-CURITUBA COM 3.150 HA NO ESTADO DE SERGIPE - NO ESTADO DE SERGIPE
20.607.0379.1028.0022	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO PLATÔS DE GUADALUPE - 2A ETAPA - COM 10.595HA NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
20.607.0379.5260.0026	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO PONTAL COM 7.862HA NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
20.607.0379.1692.0029	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO SALITRE COM 31.305HA NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
20.607.0379.10ER.0017	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO SAMPAIO COM 1.070HA NO ESTADO DO TOCANTINS - NO ESTADO DE TOCANTINS
20.607.0379.1670.0017	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO SÃO JOÃO COM 3.582HA NO ESTADO DE TOCANTINS - NO ESTADO DO TOCANTINS
20.607.0379.1017.0023	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO TABULEIRO DE RUSSAS - 2ª ETAPA - COM 3.600 HA NO ESTADO DO CEARÁ - NO ESTADO DO CEARÁ
20.607.0379.1021.0022	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO TABULEIROS LITORÂNEOS DE PARNAÍBA - 2A ETAPA - COM 5.985HA NO ESTADO DO PIAUÍ - NO ESTADO DO PIAUÍ
20.607.0379.5246.0025	IMPLANTAÇÃO DO PERÍMETRO DE IRRIGAÇÃO VÁRZEAS DE SOUSA COM 5.100HA NO ESTADO DA PARAÍBA - NO ESTADO DA PARAÍBA
18.544.0515.1K51.0024	IMPLANTAÇÃO DO SISTEMA ADUTOR ALTO OESTE NO ESTADO DO RIO GRANDE DO NORTE (PROÁGUA NACIONAL) - NO ESTADO DO RIO GRANDE DO NORTE
18.544.0515.10DA.0026	IMPLANTAÇÃO DO SISTEMA DE ABASTECIMENTO DE ÁGUA PIRAPAMA NO ESTADO DE PERNAMBUCO - NO ESTADO DE PERNAMBUCO
18.544.0515.1E63.0027	IMPLANTAÇÃO DO SISTEMA DE ABASTECIMENTO DE ÁGUA RIO PRATAGY NO ESTADO DE ALAGOAS - NO ESTADO DE ALAGOAS

18.544.1036.12EP.0020	INTEGRAÇÃO DO RIO SÃO FRANCISCO COM AS BACIAS DO NORDESTE SETENTRIONAL (EIXO LESTE) - NA REGIÃO NORDESTE
18.544.1036.5900.0020	INTEGRAÇÃO DO RIO SÃO FRANCISCO COM AS BACIAS DOS RIOS JAGUARIBE, PIRANHAS-AÇU E APODI (EIXO NORTE) - NA REGIÃO NORDESTE
18.784.1460.10RF.0029	MELHORIA DA HIDROVIA DO SÃO FRANCISCO - TRECHO IBOTIRAMA - JUAZEIRO - NO ESTADO DA BAHIA
20.607.0379.10ZV.0029	OBRAS COMPLEMENTARES NO PERÍMETRO DE IRRIGAÇÃO ESTREITO COM 7.800HA NO ESTADO DA BAHIA - NO ESTADO DA BAHIA
15.451.1138.8084.0084	OBRAS DE PEQUENO VULTO DE MACRODRENAGEM - MACRODRENAGEM NA REGIÃO METROPOLITANA - DE BELÉM - NO ESTADO DO PARÁ
18.544.1305.10RN.0001	OBRAS DE REVITALIZAÇÃO E RECUPERAÇÃO NAS BACIAS DO SÃO FRANCISCO E PARNAÍBA - NACIONAL
20.607.0379.7K44.0058	PROJETO DE IRRIGAÇÃO BAIXADA CUIABANA NO ESTADO DO MATO GROSSO - NO ESTADO DO MATO GROSSO
19.691.1430.8902.0110	PROMOÇÃO DE INVESTIMENTOS EM INFRA-ESTRUTURA ECONÔMICA - CAMPO GRANDE - MS
18.544.1305.10ZW.0001	RECUPERAÇÃO E CONTROLE DE PROCESSOS EROSIVOS EM MUNICÍPIOS DAS BACIAS DO SÃO FRANCISCO E DO PARNAÍBA - NACIONAL

56000 - MINISTÉRIO DAS CIDADES

15.451.0310.7N75.0056	ACESSO AO ANEL VIÁRIO - TRECHO RIO COCÓ - AV. MAESTRO LISBOA - INTEGRAÇÃO À RM DE FORTALEZA - CE - ACESSO AO ANEL VIÁRIO - TRECHO RIO COCÓ - AVENIDA MAESTRO LISBOA-CE-040-BR-116-BR-020-BR-222 - INTEGRAÇÃO COM A REGIÃO METROPOLITANA DE FORTALEZA - CE
17.512.1136.8871.0001	APOIO À ELABORAÇÃO DE ESTUDOS E IMPLEMENTAÇÃO DE PROJETOS DE DESENVOLVIMENTO INSTITUCIONAL E OPERACIONAL E À ESTRUTURAÇÃO DA PRESTAÇÃO DOS SERVIÇOS DE SANEAMENTO BÁSICO E REVITALIZAÇÃO DOS PRESTADORES DE SERVIÇOS PÚBLICOS DE SANEAMENTO - NACIONAL
16.482.9991.8875.0001	APOIO À ELABORAÇÃO DE PLANOS HABITACIONAIS DE INTERESSE SOCIAL - NACIONAL
17.512.1128.10S5.0062	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - AÇÕES DE SANEAMENTO INTEGRADO - BOA VISTA - RR
17.512.1128.10S5.0001	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NACIONAL
17.512.1128.10S5.0029	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DA BAHIA
17.512.1128.10S5.0025	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DA PARAÍBA
17.512.1128.10S5.0052	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE GOIÁS
17.512.1128.10S5.0031	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE MINAS GERAIS
17.512.1128.10S5.0026	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE PERNAMBUCO
17.512.1128.10S5.0014	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE RORAIMA
17.512.1128.10S5.0035	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE SÃO PAULO
17.512.1128.10S5.0028	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE SERGIPE
17.512.1128.10S5.0012	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO ACRE
17.512.1128.10S5.0016	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO AMAPÁ
17.512.1128.10S5.0023	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO CEARÁ
17.512.1128.10S5.0032	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO ESPÍRITO SANTO
17.512.1128.10S5.0021	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO MARANHÃO

17.512.1128.10S5.0051	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO MATO GROSSO
17.512.1128.10S5.0054	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO MATO GROSSO DO SUL
17.512.1128.10S5.0015	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO PARÁ
17.512.1128.10S5.0041	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO PARANÁ
17.512.1128.10S5.0022	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO PIAUÍ
17.512.1128.10S5.0033	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO RIO DE JANEIRO
17.512.1128.10S5.0043	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO RIO GRANDE DO SUL
17.512.1128.10S5.0017	APOIO A EMPREENDIMENTOS DE SANEAMENTO INTEGRADO EM ASSENTAMENTOS PRECÁRIOS EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO OU MUNICÍPIOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO TOCANTINS
15.451.9989.7H24.0056	APOIO À IMPLANTAÇÃO DA LINHA 3 DO SISTEMA DE TRENS URBANOS DO RIO DE JANEIRO - TRECHO RIO DE JANEIRO - NITERÓI - SÃO GONÇALO - IMPLANTAÇÃO DO TRECHO INICIAL DA LINHA 3 DO SISTEMA DE TRENS URBANOS DO RIO DE JANEIRO
15.451.9989.7H25.0056	APOIO À IMPLANTAÇÃO DA LINHA 4 DO SISTEMA DE TRENS URBANOS DO RIO DE JANEIRO - CENTRO DO RIO - BARRA DA TIJUCA - RJ - IMPLANTAÇÃO DA LINHA 4 DO METRÔ - CENTRO-BARRA DA TIJUCA - RIO DE JANEIRO - RJ
15.451.9989.7L55.0056	APOIO À IMPLANTAÇÃO DE CORREDOR ESTRUTURAL DE TRANSPORTE COLETIVO RODOVIÁRIO NA REGIÃO METROPOLITANA DE BELO HORIZONTE - MG - CORREDOR ESTRUTURAL VIA DAS INDÚSTRIAS-BETIM - MG
15.451.9989.7K03.0056	APOIO À IMPLANTAÇÃO DE CORREDOR EXPRESSO DE TRANSPORTE COLETIVO URBANO - TRECHO PARQUE DOM PEDRO II - TIRADENTES - SP - APOIO À IMPLANTAÇÃO DO TRECHO PARQUE DOM PEDRO II-CIDADE TIRADENTES - SÃO PAULO - SP
15.453.1295.10SX.0029	APOIO À IMPLANTAÇÃO DO TRECHO LAPA-PIRAJÁ DO SISTEMA DE TRENS URBANOS DE SALVADOR - BA - NO MUNICÍPIO DE SALVADOR - BA
15.453.1295.10SY.0023	APOIO À IMPLANTAÇÃO DO TRECHO SUL VILA DAS FLORES-JOÃO FELIPE DO SISTEMA DE TRENS URBANOS DE FORTALEZA - CE - NO ESTADO DO CEARÁ
16.451.1128.10S6.0050	APOIO À MELHORIA DAS CONDIÇÕES DE HABITABILIDADE DE ASSENTAMENTOS PRECÁRIOS - NA REGIÃO CENTRO-OESTE
16.451.1128.10S6.0020	APOIO À MELHORIA DAS CONDIÇÕES DE HABITABILIDADE DE ASSENTAMENTOS PRECÁRIOS - NA REGIÃO NORDESTE
16.451.1128.10S6.0010	APOIO À MELHORIA DAS CONDIÇÕES DE HABITABILIDADE DE ASSENTAMENTOS PRECÁRIOS - NA REGIÃO NORTE
16.451.1128.10S6.0030	APOIO À MELHORIA DAS CONDIÇÕES DE HABITABILIDADE DE ASSENTAMENTOS PRECÁRIOS - NA REGIÃO SUDESTE
16.451.1128.10S6.0040	APOIO À MELHORIA DAS CONDIÇÕES DE HABITABILIDADE DE ASSENTAMENTOS PRECÁRIOS - NA REGIÃO SUL
15.451.0310.1D73.1458	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - ABREU E LIMA - PE
15.451.0310.1D73.0236	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - AQUIDAUANA - MS
15.451.0310.1D73.0752	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - CAMPINA GRANDE - PB
15.451.0310.1D73.0508	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - CUIABÁ - MT
15.451.0310.1D73.0186	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - FEIRA DE SANTANA - BA
15.451.0310.1D73.2002	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - GRAVATÁ - PE
15.451.0310.1D73.0406	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - GUARULHOS - SP
15.451.0310.1D73.1198	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - IMPERATRIZ - MA
15.451.0310.1D73.0150	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - JABOATÃO DOS GUARARAPES - PE
15.451.0310.1D73.1016	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - MARECHAL DEODORO - AL
15.451.0310.1D73.1308	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - MONTES CLAROS - MG

15.451.0310.1D73.4127	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA NA REGIÃO METROPOLITANA DO RECIFE - PE
15.451.0310.1D73.0644	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - NOSSA SENHORA DO SOCORRO - SE
15.451.0310.1D73.0340	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - OLINDA - PE
15.451.0310.1D73.0100	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - PETROLINA - PE
15.451.0310.1D73.0762	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - SALVADOR - BA
15.451.0310.1D73.0498	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - SÃO JOSÉ DE RIBAMAR - MA
15.451.0310.1D73.4087	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - SÃO LUÍS - MA
15.451.0310.1D73.0490	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - TERESINA - PI
15.451.0310.1D73.0214	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - AÇÕES DE INFRA-ESTRUTURA URBANA - VILA VELHA - ES
15.451.0310.1D73.4093	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - OBRAS DE INFRA-ESTRUTURA URBANA - CAMPO GRANDE - MS
15.451.0310.1D73.4121	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - OBRAS DE INFRA-ESTRUTURA URBANA - NA REGIÃO METROPOLITANA DE FORTALEZA - CE
15.451.0310.1D73.4103	APOIO À POLÍTICA NACIONAL DE DESENVOLVIMENTO URBANO - OBRAS DE INFRA-ESTRUTURA URBANA - TERESINA - PI
15.451.9989.10SS.0112	APOIO A PROJETOS DE CORREDORES ESTRUTURAIS DE TRANSPORTE COLETIVO URBANO - VIA MANGUE - TRECHO COMPLEMENTAR AO PAC - ZONA SUL DE RECIFE - PE
15.451.1137.10SB.0058	APOIO A PROJETOS DE INFRA-ESTRUTURA E REQUALIFICAÇÃO DE ESPAÇOS DE USO PÚBLICO EM ÁREAS CENTRAIS DE CAPITAIS E MUNICÍPIOS INTEGRANTES DE REGIÕES METROPOLITANAS - COMPLEXO CULTURAL DO TACARUNA - ESTADO DE PERNAMBUCO
15.451.1137.7K82.0058	APOIO A PROJETOS DE INFRA-ESTRUTURA E REQUALIFICAÇÃO DE ESPAÇOS DE USO PÚBLICO EM ÁREAS CENTRAIS DE MACEIÓ - AL - INFRA-ESTRUTURA E REQUALIFICAÇÃO DE ESPAÇOS DE USO PÚBLICO EM ÁREAS CENTRAIS - MACEIÓ - AL
16.482.9991.10SJ.0290	APOIO À PROVISÃO HABITACIONAL DE INTERESSE SOCIAL - CONSTRUÇÃO DE UNIDADES HABITACIONAIS EM MUNICÍPIOS - ESTADO DE MATO GROSSO DO SUL
17.512.0122.10SC.0001	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NACIONAL
17.512.0122.10SC.0029	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DA BAHIA
17.512.0122.10SC.0025	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DA PARAÍBA
17.512.0122.10SC.0027	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE ALAGOAS
17.512.0122.10SC.0052	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE GOIÁS
17.512.0122.10SC.0031	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE MINAS GERAIS
17.512.0122.10SC.0026	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE PERNAMBUCO
17.512.0122.10SC.0011	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE RONDÔNIA
17.512.0122.10SC.0035	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE SÃO PAULO
17.512.0122.10SC.0028	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE SERGIPE

17.512.0122.10SC.0012	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO ACRE
17.512.0122.10SC.0016	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO AMAPÁ
17.512.0122.10SC.0023	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO CEARÁ
17.512.0122.10SC.0021	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO MARANHÃO
17.512.0122.10SC.0051	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO MATO GROSSO
17.512.0122.10SC.0015	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO PARÁ
17.512.0122.10SC.0041	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO PARANÁ
17.512.0122.10SC.0022	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO PIAUÍ
17.512.0122.10SC.0033	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO RIO DE JANEIRO
17.512.0122.10SC.0024	APOIO A SISTEMAS DE ABASTECIMENTO DE ÁGUA EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DO RIO GRANDE DO NORTE
17.512.0122.1N08.0001	APOIO A SISTEMAS DE ESGOTAMENTO SANITÁRIO EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NACIONAL
17.512.0122.1N08.0029	APOIO A SISTEMAS DE ESGOTAMENTO SANITÁRIO EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DA BAHIA
17.512.0122.1N08.0025	APOIO A SISTEMAS DE ESGOTAMENTO SANITÁRIO EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DA PARAÍBA
17.512.0122.1N08.0027	APOIO A SISTEMAS DE ESGOTAMENTO SANITÁRIO EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE ALAGOAS
17.512.0122.1N08.0052	APOIO A SISTEMAS DE ESGOTAMENTO SANITÁRIO EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE GOIÁS
17.512.0122.1N08.0026	APOIO A SISTEMAS DE ESGOTAMENTO SANITÁRIO EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE PERNAMBUCO
17.512.0122.1N08.0011	APOIO A SISTEMAS DE ESGOTAMENTO SANITÁRIO EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE RONDÔNIA
17.512.0122.1N08.0042	APOIO A SISTEMAS DE ESGOTAMENTO SANITÁRIO EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE SANTA CATARINA
17.512.0122.1N08.0035	APOIO A SISTEMAS DE ESGOTAMENTO SANITÁRIO EM MUNICÍPIOS DE REGIÕES METROPOLITANAS, DE REGIÕES INTEGRADAS DE DESENVOLVIMENTO ECONÔMICO, MUNICÍPIOS COM MAIS DE 50 MIL HABITANTES OU INTEGRANTES DE CONSÓRCIOS PÚBLICOS COM MAIS DE 150 MIL HABITANTES - NO ESTADO DE SÃO PAULO